                                                      Registration No. 333-65170


    As filed with the Securities and Exchange Commission on October 10, 2001

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-6
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
       OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                             (Exact Name of Trust)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                           (Exact Name of Depositor)
                              2727-A Allen Parkway
                           Houston, Texas 77019-2191
         (Complete Address of Depositor's Principal Executive Offices)

                             Pauletta P. Cohn, Esq.
                             Deputy General Counsel
                        American General Life Companies
                               2929 Allen Parkway
                           Houston, Texas 77019-2191
                (Name and Complete Address of Agent for Service)

                Title and Amount of Securities Being Registered:
                  An Indefinite Amount of Units of Interest in
                    American General Life Insurance Company
                             Separate Account VL-R
                     Under Variable Life Insurance Policies


Securities Being Offered:  Flexible Premium Variable Life Insurance Policies

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                  RECONCILIATION AND TIE BETWEEN ITEMS IN FORM
                           N-8B-2 AND THE PROSPECTUS
                    (PURSUANT TO INSTRUCTION 4 OF FORM S-6)

                             CROSS REFERENCE SHEET


ITEM NO. OF FORM N-8B-2*                      PROSPECTUS CAPTION
------------------------                      ------------------
1                                        Additional Information: Separate Account VL-R.
2                                        Additional Information: AGL.
3                                        Inapplicable.
4                                        Additional Information: Distribution of Policies.
5, 6                                     Additional Information: Separate Account VL-R.
7                                        Inapplicable.**
8                                        Inapplicable.**
9                                        Additional Information: Legal Matters.
10(a)                                    Additional Information: Your Beneficiary,
                                          Assigning Your Policy.
10(b)                                    Basic Questions You May Have: How will the
                                          value of my investment in a Policy change over
                                          time?
10(c)(d)                                 Basic Questions You May Have: How can I change
                                          my Policy's insurance coverage?  How can I
                                          access my investment in a Policy?  Can I choose
                                          the form in which AGL pays out any proceeds
                                          from my Policy?  Additional Information:
                                          Payment of Policy Proceeds.
10(e)                                    Basic Questions You May Have: Must I invest any
                                          minimum amount in a policy?
10(f)                                    Additional Information: Voting Privileges.
10(g)(1), 10(g)(4), 10(h)(3), 10(h)(2)   Basic Questions You May Have: To what extent
                                          will AGL vary the terms and conditions of the
                                          Policies in  particular cases? Additional
                                          Information: Voting Privileges; Additional Rights
                                          That We Have.
10(g)(3), 10(g)(4), 10(h)(3), 10(h)(4)   Inapplicable.**
10(i)                                    Additional Information: Separate Account VL-R;
                                          Tax Effects.
11                                       Basic Questions You May Have: How will the
                                          value of my investment in a Policy change over
                                          time?  Additional Information: Separate Account
                                          VL-R.
12(a)                                    Additional Information: Separate Account VL-R;
                                          Front Cover.
12(b)                                    Inapplicable.**
12(c), 12(d)                             Inapplicable.**
12(e)                                    Inapplicable, because the Separate Account did not
                                          commence operations until 1998.
13(a)                                    Basic Questions You May Have: What charges will
                                          AGL deduct from my investment in a Policy?
                                          What charges and expenses will the Mutual Funds
                                          deduct from the amounts I invest through my
                                          Policy?  Additional Information:  More About
                                          Policy Charges.
13(b)                                    Illustrations of Hypothetical Policy Benefits.
13(c)                                    Inapplicable.**

13(d)                                    Basic Questions You May Have: To what extent
                                          will AGL vary the terms and conditions of the
                                          Policy in particular cases?
13(e), 13(f), 13(g)                      None.
14                                       Basic Questions You May Have: How can I invest
                                          money in a Policy?
15                                       Basic Questions You May Have: How can I invest
                                          money in a Policy?  How do I communicate with
                                          AGL?
16                                       Basic Questions You May Have: How will the
                                          value of my investment in a Policy change over
                                          time?

ITEM NO.                                 ADDITIONAL INFORMATION
--------                                 ----------------------
17(a), 17(b)                             Captions referenced under Items 10(c), 10(d), and
                                          10(e).
17(c)                                    Inapplicable.**
18(a)                                    Captions referred to under Item 16.
18(b), 18(d)                             Inapplicable.**
18(c)                                    Additional Information: Separate Account VL-R.
19                                       Additional Information: Separate Account VL-R;
                                          Our  Reports to Policy Owners.
20(a), 20(b), 20(c), 20(d), 20(e), 20(f) Inapplicable.**
21(a), 21(b)                             Basic Questions You May Have: How can I access
                                          my investment in a Policy?  Additional
                                          Information:  Payment of Policy Proceeds.
21(c)                                    Inapplicable.**
22                                       Additional Information: Payment of Policy
                                          Proceeds-Delay to Challenge Coverage.
23                                       Inapplicable.**
24                                       Basic Questions You May Have; Additional
                                          Information.
25                                       Additional Information: AGL.
26                                       Inapplicable, because the Separate Account did not
                                          commence operations until 1998.
27                                       Additional Information: AGL.
28                                       Additional Information: AGL's Management.
29                                       Additional Information: AGL.
30, 31, 32, 33, 34                       Inapplicable, because the Separate Account did not
                                          commence operations until 1998.
35                                       Inapplicable.**
36                                       Inapplicable.**
37                                       None.
38, 39                                   Additional Information: Distribution of the
                                          Policies.
40                                       Inapplicable, because the Separate Account did not
                                          commence operations until 1998.
41(a)                                    Additional Information: Distribution of the
                                          Policies.
41(b), 41(c)                             Inapplicable**
41,43                                    Inapplicable, because the Separate Account did not
                                          commence operations or issue any securities until
                                          1998.
44(a)(1), 44(a)(2), 44(a)(3)             Basic Questions You May Have: How will the
                                          value of my investment in a Policy change over
                                          time?
44(a)(4)                                 Additional Information: Tax Effects--Our taxes.
44(a)(5), 44(a)(6)                       Basic Questions You May Have: What charges will
                                          AGL deduct from my investment in a Policy?
44(b)                                    Inapplicable.**
44(c)                                    Caption referenced in 13(d) above.


ITEM NO.                                 ADDITIONAL INFORMATION
--------                                 ----------------------
45                                       Inapplicable, because the Separate Account did not
                                          commence operations until 1998.
46(a)                                    Captions referenced in 44(a) above.
46(b)                                    Inapplicable.**
47, 48, 49                               None.
50                                       Inapplicable.**
51                                       Inapplicable.**
52(a), 52(c)                             Basic Questions You May Have: To what extent
                                          can AGL vary the terms and conditions of the
                                          Policy in particular cases? Additional
                                          Information:  Additional Rights That We Have.
52(b), 52(d)                             None.
53(a)                                    Additional Information: Tax Effects--Our taxes.
53(b), 54                                Inapplicable.**
55                                       Illustrations of Hypothetical Policy Benefits.
56-59                                    Inapplicable.**

* Registrant includes this Reconciliation and Tie in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account VL-R (Account) has previously filed a notice of registration as an investment company on Form N-8A under the Investment Company Act of 1940 (Act), and a Form N-8B-2 Registration Statement. Pursuant to Sections 8 and 30(b)(1) of the
     Act, Rule 30a-1 under the Act, and Forms N-8B-2 and N-SAR under that
     Act, the Account will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission (Commission).

** Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

                      PLATINUM INVESTOR (SM) SURVIVOR II
  LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY (THE "POLICY")
                                   ISSUED BY
                AMERICAN GENERAL LIFE INSURANCE COMPANY ("AGL")

            ADMINISTRATIVE CENTER:                           HOME OFFICE:                PREMIUM PAYMENTS:
(EXPRESS DELIVERY)              (U.S. MAIL)
VUL Administration              VUL Administration           2727-A Allen Parkway        (EXPRESS PAYMENTS AND
2727-A Allen Parkway            P. O. Box 4880               Houston, Texas 77019-2191   U.S. MAIL)
Houston, Texas 77019-2191       Houston, Texas 77210-4880    1-713-831-3443              #1 Franklin Square
1-713-831-3443, 1-888-325-9315                               1-888-325-9315              Springfield, IL 62713-0001
(Hearing Impaired) 1-888-436-5258
Fax: 1-877-445-3098
(EXCEPT PREMIUM PAYMENTS)

This booklet is called the "prospectus."

     Investment options. The AGL declared fixed interest account is the fixed investment option for these Policies. You can also use AGL's Separate Account VL-R ("Separate Account") to invest in the following variable investment options. You may change your selections from time to time:

                          FUND                             INVESTMENT ADVISER                       INVESTMENT OPTION
                          ----                             ------------------                       -----------------
 .      AIM Variable Insurance Funds..............   A I M Advisors, Inc.............   AIM V.I. International Equity Fund
                                                                                       AIM V.I. Value Fund
 .      American Century Variable Portfolios, Inc.   American Century Investment.....   VP Value Fund
                                                     Management, Inc.
 .      Ayco Series Trust.........................   The Ayco Company, L.P...........   Ayco Growth Fund
 .      Credit Suisse Warburg Pincus Trust........   Credit Suisse Asset Management,.   Small Company Growth Portfolio
                                                     LLC
 .      Dreyfus Investment Portfolios.............   The Dreyfus Corporation.........   MidCap Stock Portfolio - Initial shares
 .      Dreyfus Variable Investment Fund..........   The Dreyfus Corporation.........   Quality Bond Portfolio - Initial shares
                                                                                       Small Cap Portfolio - Initial shares
 .      Fidelity Variable Insurance Products Fund.   Fidelity Management &...........   VIP Asset Manager(SM) Portfolio
                                                     Research Company                  VIP Contrafund(R) Portfolio
                                                                                       VIP Equity-Income Portfolio
                                                                                       VIP Growth Portfolio
 .      Janus Aspen Series - Service Shares.......   Janus Capital...................   Aggressive Growth Portfolio
                                                                                       International Growth Portfolio
                                                                                       Worldwide Growth Portfolio
 .      J. P. Morgan Series Trust II..............   J. P. Morgan Investment ........   J. P. Morgan Small Company
                                                     Management Inc.                    Portfolio
 .      MFS Variable Insurance Trust..............   Massachusetts Financial Services   MFS Capital Opportunities Series
                                                     Company                           MFS Emerging Growth Series
                                                                                       MFS New Discovery Series
                                                                                       MFS Research Series
 .      Neuberger Berman Advisers Management......   Neuberger Berman Management.....   Mid-Cap Growth Portfolio
        Trust                                        Inc.
 .      North American Funds Variable Product.....   VALIC...........................   International Equities Fund
        Series I                                                                       MidCap Index Fund
                                                                                       Money Market Fund
                                                                                       Nasdaq-100 Index Fund
                                                                                       Science & Technology Fund
                                                                                       Small Cap Index Fund
                                                                                       Stock Index Fund
 .      PIMCO Variable Insurance Trust............   Pacific Investment Management...   PIMCO Real Return Bond Portfolio
        Administrative Class                         Company LLC                       PIMCO Short-Term Bond Portfolio
                                                                                       PIMCO Total Return Bond Portfolio
 .      Putnam Variable Trust.....................   Putnam Investment Management,...   Putnam VT Diversified Income Fund - Class IB
                                                     LLC                               Putnam VT Growth and Income Fund - Class IB
                                                                                       Putnam VT International Growth and
                                                                                        Income Fund - Class IB
 .      SAFECO Resource Series Trust..............   SAFECO Asset Management.........   RST Equity Portfolio
                                                     Company                           RST Growth Opportunities Portfolio
 .      The Universal Institutional Funds, Inc....   Morgan Stanley Asset Management.   Equity Growth Portfolio
                                                    Morgan Stanley Investments LP...   High Yield Portfolio
 .      Vanguard Variable Insurance Fund..........   Wellington Management...........   High Yield Bond Portfolio
                                                    Company, llp
                                                    The Vanguard Group..............   REIT Index Portfolio
 .      Van Kampen Life Investment Trust..........   Van Kampen Asset................   Strategic Stock Portfolio
        - Class I Shares                             Management Inc.

SEPARATE PROSPECTUSES CONTAIN MORE INFORMATION ABOUT THE MUTUAL FUNDS ("FUNDS" OR "MUTUAL FUNDS") IN WHICH WE INVEST THE AMOUNTS THAT YOU ALLOCATE TO ANY OF THE ABOVE-LISTED INVESTMENT OPTIONS (OTHER THAN OUR DECLARED FIXED INTEREST ACCOUNT OPTION). THE FORMAL NAME OF EACH SUCH FUND IS SET FORTH IN THE CHART THAT APPEARS ON PAGE 1. YOUR INVESTMENT RESULTS IN ANY SUCH OPTION WILL DEPEND ON THOSE OF THE RELATED FUND. YOU SHOULD BE SURE YOU ALSO READ THE PROSPECTUS OF THE MUTUAL FUND FOR ANY SUCH INVESTMENT OPTION YOU MAY BE INTERESTED IN. YOU CAN REQUEST FREE COPIES OF ANY OR ALL OF THE MUTUAL FUND PROSPECTUSES FROM YOUR AGL REPRESENTATIVE OR FROM US AT EITHER OUR HOME OFFICE OR ADMINISTRATIVE CENTER LISTED ABOVE.

     Right to return. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund you the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Administrative Center address shown on the first page of this prospectus or return it to the AGL representative through whom you purchased the Policy within 10 days after you receive it. In a few states, this period may be longer. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the available investment options in the ratios you have chosen. Any additional premium we receive during the 15-day period will also be invested in the money market investment option and allocated to the investment options at the same time as your initial net premium.

     Charges and expenses. We deduct charges and expenses, including charges for any additional benefit riders you choose, from the amounts you invest in the Policy. These are described beginning on page 7.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE POLICIES ARE NOT AVAILABLE IN ALL STATES.

     THE POLICIES ARE NOT INSURED BY THE FDIC, THE FEDERAL RESERVE BOARD OR ANY SIMILAR AGENCY. THEY ARE NOT A DEPOSIT OR OTHER OBLIGATION OF, NOR ARE THEY GUARANTEED OR ENDORSED BY, ANY BANK OR DEPOSITORY INSTITUTION. AN INVESTMENT IN A VARIABLE UNIVERSAL LIFE INSURANCE POLICY IS SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTED.

                   This prospectus is dated October 10, 2001

                            GUIDE TO THIS PROSPECTUS

     This prospectus contains information that you should know before you purchase a Platinum Investor(SM) Survivor II variable life policy ("Policy") or exercise any of your rights or privileges under a Policy. Please read this prospectus carefully and keep it for future reference.

  Basic Information. Here are the page numbers in this prospectus where you may find answers to most of your questions:

                                                                           PAGE TO SEE
BASIC QUESTIONS YOU MAY HAVE                                            IN THIS PROSPECTUS
----------------------------                                            ------------------
 .  What are the Policies?..............................................          4

 .  How can I invest money in a Policy?.................................          5

 .  How will the value of my investment in a Policy change over time?...          6

 .  What charges will AGL deduct from my investment in a Policy?........          7

 .  What charges and expenses will the Mutual Funds deduct from
     amounts I invest through my Policy?...............................         10

 .  What is the amount of insurance ("death benefit")
     that AGL pays when the last surviving contingent insured dies?....         14

 .  Must I invest any minimum amount in a Policy?.......................         16

 .  How can I change my Policy's investment options?....................         17

 .  How can I change my Policy's insurance coverage?....................         18

 .  What additional rider benefits might I select?......................         20

 .  What is my Policy's exchange option?................................         22

 .  How can I access my investment in a Policy?.........................         23

 .  Can I choose the form in which AGL pays out the proceeds
     from my Policy?...................................................         25

 .  To what extent can AGL vary the terms and conditions of the Policy
     in particular cases?..............................................         26

 .  How will my Policy be treated for income tax purposes?..............         26

 .  How do I communicate with AGL?......................................         27

     AGL's financial statements. We have included certain financial statements of AGL in this prospectus. These begin on page Q-1.

     Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the end of this prospectus (page 58, which follows all of the financial pages). That index will refer you to pages that contain more about many of the words and phrases that we use.

BASIC QUESTIONS YOU MAY HAVE

WHAT ARE THE POLICIES?

     Summary. This prospectus describes the last survivor flexible premium variable life insurance Policy issued by AGL. The Policy is based on the lives of two persons. We call each person a "contingent insured." We pay the death benefit proceeds upon the death of the last surviving contingent insured.

     We apply your net premiums to your Policy. You may invest your premiums in our declared fixed interest account or in one or more of the variable investment options, or both. The value of your investment in a variable investment option depends on the investment results of the related Mutual Fund. We do not guarantee any minimum cash value for amounts allocated to the variable investment options. If the Fund investments go down, the value of a Policy can decline. The value of our declared fixed interest account will depend on the interest rates that we declare.

     Other choices you have. During the insured persons' lifetimes, you may, within limits, (1) request an increase or decrease in the amount of insurance,
(2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, (4) choose whether your accumulation value under your Policy, upon the last surviving contingent insured person's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary, and (5) add or delete certain other optional benefits that we make available by rider to your Policy. At the time of purchase, you can decide whether your policy will be subject to certain tax rules that maximize the cash value or rules that maximize the insurance coverage.

     Administrative Center. The Administrative Center provides service to all Policy owners. For applicants, your AGL representative will tell you if you should use an address other than the Administrative Center address. All premium payments, requests, directions and other communications should be directed to the appropriate location. See "How do I communicate with AGL?" on page 27.
Also see "Services Agreements" on page 56.

     Illustrations of a hypothetical Policy. Starting on page 28, we have included some examples of how the values of a sample Policy would change over time, based on certain assumptions we have made. Because your circumstances may vary considerably from our assumptions, your AGL representative will also provide you with a similar sample illustration that is more tailored to your own circumstances and wishes.

     Additional information. You may find the answers to any other questions you have under "Additional Information" beginning on page 33, or in the forms of our Policy and riders. A table of contents for the "Additional Information" portion of this prospectus also appears on page 33. You can obtain copies of our Policy and rider forms from (and direct any other questions to) your AGL representative or our Administrative Center (shown on the first page of this prospectus).

HOW CAN I INVEST MONEY IN A POLICY?

     Premium payments. We call the payments you make "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the contingent insureds. We can refuse to accept a subsequent premium payment that is less than $25. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Premium payments we receive after your right to return expires, as discussed on page 2, will be allocated upon receipt to the available investment options you have chosen.

     Limits on premium payments. Federal tax law may limit the amount of premium payments you can make (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements and a discussion of modified endowment contracts are summarized further under "How will my Policy be treated for income tax purposes?" beginning on page 26 and "Tax Effects" beginning on page 34. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. The tax law limits can vary as a result of changes you make to your Policy. For example, a reduction in the specified amount of your Policy can reduce the amount of premiums you can pay.

     Also, in certain limited circumstances, additional premiums may cause the death benefit to increase by more than they increase your accumulation value.
In such case, we may refuse to accept an additional premium if the contingent insureds do not provide us with adequate evidence that they continue to meet our requirements for issuing insurance.

     Checks and money orders. You may pay premiums by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "American General Life Insurance Company," or "AGL." Premiums after the initial premium should be sent directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown on the first page of this prospectus. We also accept premium payments by bank draft, wire or by exchange from another insurance company. Premium payments from salary deduction plans may be made only if we agree. You may obtain further information about how to make premium payments by any of these methods from your AGL representative or from our Administrative Center shown on the first page of this prospectus.

     Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value among your chosen variable investment options over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed.

     Under dollar cost averaging, we automatically make transfers of your accumulation value from the money market investment option to one or more of the other variable investment options that you choose. You tell us whether you want these transfers to be made monthly, quarterly, semi-annually or annually. We make the transfers as of the end of the valuation period that contains the day of the month that you select other than the 29th, 30th or 31st day of the month. (The term

"valuation period" is described on page 43.) You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. Dollar cost averaging ceases upon your request, or if your accumulation value in the money market investment option becomes exhausted. You cannot use dollar cost averaging at the same time you are using automatic rebalancing. No transfer fees will ever be charged to you for using this service.

     Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each investment option under your Policy to correspond to your then current premium allocation designation. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. Rebalancing ends upon your request. You cannot use automatic rebalancing at the same time you are using dollar cost averaging. No transfer fees will ever be charged to you for using this service.

HOW WILL THE VALUE OF MY INVESTMENT IN A POLICY CHANGE OVER TIME?

     Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page 7 under "Premium tax charge" (or "Tax charge back" if you are a resident of Oregon when you purchase your Policy) and "Other deductions from each premium payment." We invest the rest in one or more of the investment options listed in the chart on the first page of this prospectus. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."

     Your investment options. We invest the accumulation value that you have allocated to any variable investment option in shares of a corresponding Mutual Fund. Over time, your accumulation value in any such investment option will increase or decrease by the same amount as if you had invested in the related Fund's shares directly (and reinvested all dividends and distributions from the Fund in additional Fund shares); except that your accumulation value will also be reduced by certain charges that we deduct. We describe these charges beginning on page 7 under "What charges will AGL deduct from my investment in a Policy?"

     You can review other important information about the Mutual Funds that you can choose in the separate prospectuses for those Funds. You can request additional free copies of these prospectuses from your AGL representative, from our Home Office or from the Administrative Center (both locations and the telephone numbers are shown on the first page of this prospectus).

     We invest any accumulation value you have allocated to our declared fixed interest account option as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at an annual effective rate of at least 4%. Although this interest increases the amount of any accumulation value that you have in our declared fixed interest account option, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page 9. The "daily charge" described on page 7 and the charges and expenses of the Mutual Funds discussed on pages 10 - 14 do not apply to our declared fixed interest account option.

     Policies are "non-participating." You will not be entitled to any dividends from AGL.

WHAT CHARGES WILL AGL DEDUCT FROM MY INVESTMENT IN A POLICY?

     Premium tax charge. Unless your Policy was issued in Oregon, we deduct from each premium a charge for the tax that is then applicable to us in your state or other jurisdiction. These taxes, if any, currently range from 0.75% to 3.5%. Please let us know if you move to another jurisdiction, so we can adjust this charge if required. You are not permitted to deduct the amount of these taxes on your income tax return.

     Tax charge back. If you are a resident of Oregon at the time you purchase a Policy, there is no premium tax charge. Instead, we will deduct from each premium a tax charge back that is permissible under Oregon law. If you later move from Oregon to a state that has a premium tax, we will not charge you a premium tax. We deduct the tax charge back from each premium you pay, regardless of the state in which you reside at the time you pay the premium.
The current tax charge back is 2% of each premium. We may change the tax charge back amount but any change will only apply to new Policies we issue. We use the charge partly to offset our obligation to pay premium taxes on the same Policy if you move to another state. We also use the charge to pay for the cost of additional administrative services we provide under these Policies.

     Other deductions from each premium payment. After we deduct the applicable premium tax (or a tax charge back if we issued your Policy in Oregon) from your premium payment, we will deduct 5.0% of the remainder on all premiums received each year. We may lower this percentage deduction but it is guaranteed never to exceed 5.0%. Your Policy refers to these deductions as a Premium Expense Charge. We use these charges to cover sales expenses, including commissions.

     Daily charge. We will deduct a daily charge at an annual effective rate of 0.75% of your accumulation value that is then being invested in any of the variable investment options. After a Policy has been in effect for 15 years, however, we will reduce this rate to an annual effective rate of 0.50%, and after 30 years, to an annual effective rate of 0.15%. Although the years for the reduction of rates may not be changed, we may lower these current rates but they can never exceed the rates set forth in this paragraph. We apply this charge to pay for our mortality and expense risks, except in Maryland. In Maryland, all references in the Policy to the mortality and expense charge have been changed to the "Separate Account Charge."

     Flat monthly charge. We will deduct $10 from your accumulation value each month. We may lower this charge but it is guaranteed to never exceed $10. The flat monthly charge is the Monthly Administration Fee shown on page 4 of your Policy. We use this charge to pay for the cost of administrative services we provide under the Policies.

     First Four Years Monthly Expense Charge. The Policies have a monthly expense charge which will be deducted during the first four Policy years, and during the first four years of any increase in base coverage. We will apply this four year monthly expense charge only to the base coverage portion of the specified amount. Any decrease in base coverage will not change the monthly expense charge. This charge varies according to the amount of base coverage and the ages, gender and the premium classes of both of the contingent insureds. This charge is a maximum of $3.01 for each $1000 of base coverage. We use this charge to pay for underwriting costs and other costs of issuing the Policies, and also to help pay for the administrative services we provide under the Policies.

     Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "amount at risk" on that date. Our amount at risk is the difference between (a) the death benefit that would be payable before reduction by policy loans if the last surviving contingent insured died on that date and (b) the then total accumulation value under the Policy. For otherwise identical Policies:

     .    greater amounts at risk result in a higher monthly insurance charge;
          and

     . higher cost of insurance rates also result in a higher monthly insurance charge.

     Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy. Our current rates are not greater than the guaranteed maximum rates for insured persons in all age, gender and premium classes, although we have the right at any time to raise these rates to not more than the guaranteed maximum.

     In general, the longer you own your Policy, the higher the cost of insurance rate will be as the contingent insureds grow older. Also our cost of insurance rates will generally be lower if one or both of the insured persons is a female than if a male. Similarly, our current cost of insurance rates are generally lower for non-tobacco users than tobacco users. On the other hand, contingent insureds who present particular health, occupational or non-work related risks may require higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policy.

     We use this charge to fund the death benefits we pay under the Policies.

     Monthly charges for additional benefit riders. We will deduct charges monthly from your accumulation value, if you select additional benefit riders. The charges for any rider you select will vary by Policy within a range based on either the personal characteristics of the contingent insureds or the specific coverage you choose under the rider. The riders we offer are maturity extension rider (a charge of up to $30 for each $1,000 net amount at risk), return of premium death benefit rider and single life annually renewable term insurance rider. The riders are described beginning on page 20, under "What additional rider benefits might I select?" The specific charges for any rider you choose are shown on page 3 of your Policy. We use these charges to pay for the benefits under the riders and to help offset the risks we assume.

     Surrender charge. The Policies have a surrender charge that applies for a maximum of the first 14 Policy years (and for a maximum of the first 14 Policy years after any requested increase in the Policy's base coverage). We will apply the surrender charge only to the base coverage portion of the specified amount.

     The surrender charge period depends on the age of the younger of the contingent insureds. The amount of the surrender charge depends on the age, gender and premium classes of both of the contingent insureds. Your Policy's surrender charge will be found in the table on page 4C of the Policy. It may initially be as high as $50 per $1,000 of base coverage or as low as $0 per $1,000 of base coverage (or any increase in the base amount).

     We are permitted to not charge some or all of the surrender charges under certain limited circumstances, according to the terms of a Policy endorsement.

     We will deduct the entire amount of any then applicable surrender charge from the accumulation value at the time of a full surrender. Upon a requested decrease in a Policy's base coverage portion of the specified amount, we will deduct any remaining amount of the surrender charge that was associated with the base coverage that is canceled. This includes any decrease that results from any requested partial surrender. See "Partial surrender" beginning on page 23. For those Policies that lapse in the first 14 Policy years, we use this charge to help recover sales expenses.

     Partial surrender fee. We will charge a maximum fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge is currently $10. We use this charge to help pay for the expense of making a partial surrender.

     Transfer fee. We may charge a $25 transfer fee for each transfer between investment options that exceeds 12 each Policy Year. We do not currently assess this charge but reserve the right to do so in the future. This charge will be deducted from the investment options in the same ratio as the requested transfer. We use this charge to help pay for the expense of making the requested transfer.

     Illustrations. If you request illustrations more than once in any Policy year, we may charge $25 for the illustration.

     Policy loans. We will charge you interest on any loan at an annual effective rate of 4.75%. The loan interest charged on a preferred loan (available after the first 10 Policy years) will never exceed an annual effective rate of 4.25%. See "Policy loans" beginning on page 24.

     Charge for taxes. We can adjust charges in the future on account of taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value.

     For a further discussion regarding these charges, see "More About Policy Charges" on page 42.

     Allocation of charges. You may choose the investment options from which we deduct all monthly charges and any applicable surrender charges. If you do not have enough accumulation value in those investment options, we will deduct these charges in the same ratio the charges bear to the unloaned accumulation value you then have in each investment option.

WHAT CHARGES AND EXPENSES WILL THE MUTUAL FUNDS DEDUCT FROM AMOUNTS I INVEST THROUGH MY POLICY?

     Each Mutual Fund pays its investment management fees and other operating expenses. Because they reduce the investment return of a Fund, these fees and expenses also will reduce indirectly the return you will earn on any accumulation value that you have invested in that Fund. The charges and expenses that we show in the following table are for each Fund's most recent fiscal year ended, unless we indicate otherwise:

THE MUTUAL FUNDS' ANNUAL EXPENSES/1/  (as a percentage of average net assets)

                                                             FUND                         OTHER FUND         TOTAL FUND
                                                          MANAGEMENT                      OPERATING          OPERATING
                                                         FEES (AFTER                   EXPENSES (AFTER    EXPENSES (AFTER
                                                           EXPENSE        12B-1            EXPENSE            EXPENSE
          NAME OF FUND                               REIMBURSEMENT)/3/     FEES       REIMBURSEMENT)/3/  REIMBURSEMENT)/3/
                                                     -----------------    ------      -----------------  -----------------
AIM VARIABLE INSURANCE FUNDS:/1/
AIM V.I. International Equity Fund                           0.73%                            0.29%              1.02%
AIM V.I. Value Fund                                          0.61%                            0.23%              0.84%
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.:/1/
VP Value Fund                                                1.00%                            0.00%              1.00%
AYCO SERIES TRUST:/2/
Ayco Growth Fund                                             0.00%                            1.00%              1.00%
CREDIT SUISSE WARBURG PINCUS TRUST:/1/
Small Company Growth Portfolio/3/                            0.90%                            0.21%              1.11%
DREYFUS INVESTMENT PORTFOLIOS:/1/
MidCap Stock Portfolio - Initial shares/3, 4/                0.75%                            0.25%              1.00%
DREYFUS VARIABLE INVESTMENT FUND:/1/
Quality Bond Portfolio - Initial shares                      0.65%                            0.07%              0.72%
Small Cap Portfolio - Initial shares                         0.75%                            0.03%              0.78%
FIDELITY VARIABLE INSURANCE PRODUCTS FUND:/1, 5/
VIP Asset Manager(SM) Portfolio                              0.53%         0.25%              0.10%              0.88%
VIP Contrafund(R) Portfolio/6/                               0.57%         0.25%              0.10%              0.92%
VIP Equity-Income Portfolio/6/                               0.48%         0.25%              0.10%              0.83%

                                                                                           (Footnotes begin on page 12)

                                                             FUND                         OTHER FUND         TOTAL FUND
                                                          MANAGEMENT                      OPERATING          OPERATING
                                                         FEES (AFTER                   EXPENSES (AFTER    EXPENSES (AFTER
                                                           EXPENSE        12B-1            EXPENSE            EXPENSE
          NAME OF FUND                               REIMBURSEMENT)/3/     FEES       REIMBURSEMENT)/3/  REIMBURSEMENT)/3/
                                                     -----------------    ------      -----------------  -----------------

VIP Growth Portfolio/6/                                      0.57%         0.25%              0.09%              0.91%
JANUS ASPEN SERIES - SERVICE SHARES:/7/
Aggressive Growth Portfolio                                  0.65%         0.25%              0.02%              0.92%
International Growth Portfolio                               0.65%         0.25%              0.06%              0.96%
Worldwide Growth Portfolio                                   0.65%         0.25%              0.05%              0.95%
J. P. MORGAN SERIES TRUST II:/1/
J. P. Morgan Small Company                                   0.60%                            0.55%              1.15%
     Portfolio/3/
MFS VARIABLE INSURANCE TRUST:/1/
MFS Capital Opportunities Series/8/                          0.75%                            0.16%              0.91%
MFS Emerging Growth Series /8/                               0.75%                            0.10%              0.85%
MFS New Discovery Series/3, 8/                               0.90%                            0.16%              1.06%
MFS Research Series /8/                                      0.75%                            0.10%              0.85%
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST:/1/
Mid-Cap Growth Portfolio                                     0.84%                            0.14%              0.98%
NORTH AMERICAN FUNDS VARIABLE PRODUCT SERIES I:/1, 9/
International Equities Fund                                  0.35%                            0.07%              0.42%
MidCap Index Fund                                            0.30%                            0.08%              0.38%
Money Market Fund                                            0.50%                            0.10%              0.60%
Nasdaq-100(R) Index Fund                                     0.40%                            0.12%              0.52%
Science & Technology Fund                                    0.90%                            0.10%              1.00%
Small Cap Index Fund                                         0.35%                            0.09%              0.44%
Stock Index Fund                                             0.26%                            0.08%              0.34%
PIMCO VARIABLE INSURANCE TRUST
ADMINISTRATIVE CLASS:/1, 10/
PIMCO Real Return Bond Portfolio                             0.25%                            0.40%              0.65%
PIMCO Short-Term Bond Portfolio                              0.25%                            0.35%              0.60%

                                                                                                        (Footnotes begin on page 12)

                                                             FUND                         OTHER FUND         TOTAL FUND
                                                          MANAGEMENT                      OPERATING          OPERATING
                                                         FEES (AFTER                   EXPENSES (AFTER    EXPENSES (AFTER
                                                           EXPENSE        12B-1            EXPENSE            EXPENSE
          NAME OF FUND                               REIMBURSEMENT)/3/     FEES       REIMBURSEMENT)/3/  REIMBURSEMENT)/3/
                                                     -----------------    ------      -----------------  -----------------
PIMCO Total Return Bond Portfolio/3/                         0.25%                            0.40%              0.65%
PUTNAM VARIABLE TRUST:/11/
Putnam VT Diversified Income Fund -                          0.68%         0.25%              0.10%              1.03%
 Class IB/12/
Putnam VT Growth and Income Fund -                           0.46%         0.25%              0.04%              0.75%
 Class IB/12/
Putnam VT International Growth and                           0.80%         0.25%              0.17%              1.22%
 Income Fund - Class IB/12/
SAFECO RESOURCE SERIES TRUST:/1/
RST Equity Portfolio                                         0.74%                            0.04%              0.78%
RST Growth Opportunities Portfolio                           0.74%                            0.03%              0.77%
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:/1/
Equity Growth Portfolio/3/                                   0.48%                            0.37%              0.85%
High Yield Portfolio/3/                                      0.26%                            0.54%              0.80%
VANGUARD VARIABLE INSURANCE FUND:
High Yield Bond Portfolio                                    0.18%                            0.08%              0.26%
REIT Index Portfolio                                         0.34%                            0.13%              0.47%
VAN KAMPEN LIFE INVESTMENT TRUST - CLASS I SHARES:/1/
Strategic Stock Portfolio/3/                                 0.13%                            0.53%              0.66%

_______________

/1/ Most of the Mutual Funds' advisers or administrators have entered into arrangements under which they pay certain amounts to AGL for services such as proxy mailing and tabulation, mailing of fund related information and responding to Policy owners' inquiries about the Funds. PIMCO Variable Insurance Trust has entered into such an arrangement directly with us. The fees shown above for Total Fund Operating Expenses are unaffected by these arrangements. To the extent we receive these fees, we do not lower the Policy fees we charge you. We do not generate a profit from these fees, but only offset the cost of the services. (See "Certain Arrangements" on page 43 and "Services Agreements" on page 56.)
/2/ The Ayco Growth Fund is a new Fund that became effective in December 2000. The Fund has an expense limitation agreement in place to limit its 2001 fees and charges to 1.00%.
/3/ For the Funds indicated, management fees and other expenses as shown for fiscal year 2000 would have been the percentages shown below without certain voluntary fee waivers and expense reimbursements from the investment adviser or other parties. Current and future fees and expenses may vary from the fiscal year 2000 fees and expenses.
                                                 (Footnotes continue on page 13)

                                                        MANAGEMENT      OTHER          TOTAL
                                                           FEES       EXPENSES    ANNUAL EXPENSES
                                                        -----------   ---------   ----------------
CREDIT SUISSE WARBURG PINCUS TRUST:
     Small Company Growth Portfolio                        0.90%          0.23%         1.13%
DREYFUS INVESTMENT PORTFOLIOS:
     MidCap Stock Portfolio - Initial shares               0.75%          0.29%         1.04%
J.P. MORGAN SERIES TRUST II:
J.P. Morgan Small Company Portfolio                        0.60%          0.72%         1.32%
MFS VARIABLE INSURANCE TRUST:
     MFS New Discovery Series                              0.90%          0.19%         1.09%
PIMCO VARIABLE INSURANCE TRUST
ADMINISTRATIVE CLASS:
     PIMCO Total Return Bond Portfolio                     0.25%          0.41%         0.66%
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:
     Equity Growth Portfolio                               0.55%          0.37%         0.92%
     High Yield Portfolio                                  0.50%          0.54%         1.04%
VAN KAMPEN LIFE INVESTMENT
TRUST - CLASS I SHARES:                                    0.50%          0.53%         1.03%
     Strategic Stock Portfolio

No other Funds received any fee waivers and expense reimbursements.

/4/ The expenses shown in THE MUTUAL FUNDS' ANNUAL EXPENSES table above reflect the MidCap Stock Portfolio adviser's waiver of fees or reimbursement of expenses for the fiscal year ended December 31, 2000. For such fiscal year, the Portfolio's adviser further reimbursed the Portfolio for other expenses so that the total annual Portfolio expenses were 0.98% instead of 1.00%. This additional expense reimbursement was voluntary. The "Other Fund Operating Expenses" information provided in THE MUTUAL FUNDS' ANNUAL EXPENSES table has been restated to reflect the amount the fees would have been without the additional voluntary reimbursement. The Portfolio's adviser has agreed, until December 31, 2001, to waive receipt of its fees and/or assume the expenses of the Portfolio so that the expenses of the Portfolio (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowing) do not exceed 1.00%. See the accompanying MidCap Stock Portfolio prospectus for more details.

/5/ The prospectuses for Fidelity Variable Insurance Products Fund under "Fund Distribution" discuss this 12b-1 fee.

/6/ Actual annual class operating expenses were lower because a portion of the brokerage commissions that the Fund paid was used to reduce the Fund's expenses, and/or because through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the Fund's custodian expenses. See the accompanying prospectuses for Fidelity Variable Insurance Product Fund for details.

/7/ Expenses are based upon expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee for the Aggressive Growth, International Growth and Worldwide Growth Portfolios. All expenses are shown without the effect of any expense offset arrangements. The prospectus for Janus Aspen Series under "Fees and Expenses" discusses the 12b-1 fee.

/8/ Each of the MFS Capital Opportunities, MFS Emerging Growth, MFS New Discovery and MFS Research Series has an expense offset arrangement which reduces the Series' custodian fee based upon the amount of cash maintained by the Series with its custodian and dividend disbursing agent. Each Series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the Series' expenses. The "Other Fund Operating Expenses" in THE MUTUAL FUNDS' ANNUAL EXPENSES table above do not take into account these expense reductions, and are therefore higher than the actual expenses of the Series. Had these fee reductions been taken into account, "Total Fund Operating Expenses (After Expense Reimbursements)" in THE MUTUAL FUNDS'
                                                 (Footnotes continue on page 14)

ANNUAL EXPENSES table above would be lower for the Series and would equal 0.90% for MFS Capital Opportunities Series, 0.84% for MFS Emerging Growth Series, 1.05% for MFS New Discovery Series, and 0.84% for MFS Research Series. See the accompanying MFS Variable Insurance Trust prospectus for more details.

/9/ The Expenses have been restated to reflect contractual changes effective May 1, 2001.

/10/ AGL has entered into a service agreement with PIMCO Variable Insurance Trust under which a portion of the Other Fund Operating Expenses is paid to AGL to reimburse AGL for services provided to the PIMCO Variable Insurance Trust.

/11/ The prospectus for Putnam Variable Trust under "Distribution Plan" discusses this 12b-1 fee.

/12/ The Fund's 12b-1 fees have been restated to reflect an increase in 12b-1 fees currently payable to Putnam Retail Management. The Trustees of Putnam Variable Trust currently limit 12b-1 fee payments on Class IB shares to 0.25% of average net assets.

WHAT IS THE AMOUNT OF INSURANCE ("DEATH BENEFIT") THAT AGL PAYS WHEN THE LAST SURVIVING CONTINGENT INSURED DIES?

     Your specified amount of insurance. In your application to buy a Platinum Investor Survivor II Policy, you tell us how much life insurance coverage you want. We call this the "specified amount" of insurance. Platinum Investor Survivor II is available for specified amounts of $500,000 or more.

     The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. You decide how much base coverage and how much supplemental coverage you want. Base coverage must be at least 10% of the specified amount. We also provide a guarantee of a death benefit equal to the initial specified amount (less any indebtedness) and any benefit riders during the first 5 Policy years. We provide more information about this benefit and the specified amount under "Monthly guarantee premiums," beginning on page 17 and under "More About the Death Benefit" beginning on page 45. You should read these other discussions carefully because they contain important information about how the choices you make can affect your benefits and the amount of premiums and charges you may have to pay.

     Your death benefit. The death benefit we will pay is reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged. At any time before the death of the last surviving contingent insured, you can choose whether the death benefit we will pay is

     . Option 1--The specified amount on the date of the last surviving contingent insured's death; or

     . Option 2--The specified amount plus the Policy's accumulation value on the date of the last surviving contingent insured's death.

     Under Option 2, your death benefit will tend to be higher than under Option 1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value for the same amount of premium will tend to be higher under Option 1 than under Option 2.

     Any premiums we receive after the last surviving contingent insured's death will be returned and not included in your accumulation value.

     We may pay a larger death benefit depending on the amount of the accumulation value on the date of death, as explained below.

     Federal tax law requires a minimum death benefit in relation to the accumulation value in order for a Policy to qualify as life insurance. We will automatically increase the death benefit of a Policy if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law can be used: the "guideline premium test" or the "cash value accumulation test." You must elect one of these tests at issue, and, once elected, the choice may not be changed. Factors you should consider in making this choice are discussed below.

     The "guideline premium test" limits the amount of premiums paid under a Policy at any time to a certain amount which depends on the size of the Policy and the age and gender of the contingent insureds. Therefore, the maximum premiums you can pay are generally more limited under this test than under the cash value accumulation test.

     The other major difference between the two tax tests involves the Policy's "alternative death benefit." The alternative death benefit is calculated as shown in the tables that follow. During any time when the alternative death benefit works out to be more than the Option 1 or Option 2 death benefit you have chosen, we would automatically deem the death benefit to be such higher amount.

     As illustrated in the tables below, choosing the cash value accumulation test for tax law compliance generally makes it more likely that an alternative death benefit will apply. Therefore, if you anticipate that your Policy may have a substantial accumulation value in relation to its death benefit, you should be aware that the alternative death benefit may cause your Policy's death benefit to be higher if you choose that test than if you choose the guideline premium test. To the extent that the alternative death benefit does result in a higher death benefit, the cost of insurance charges deducted from your Policy will also tend to be higher. (This compensates us for the additional risk that we might have to pay the higher alternative death benefit.)

     If you have selected the guideline premium test, we calculate the alternative death benefit by multiplying your Policy's accumulation value by the following percentages:

         SPECIMEN ALTERNATIVE DEATH BENEFITS AS A PERCENTAGE MULTIPLE
                  OF POLICY ACCUMULATION VALUE (ASSUMING YOU
                      SELECT THE GUIDELINE PREMIUM TEST)

 YOUNGER
CONTINGENT
INSURED'S
  AGE*           40     45     50     55     60     65     70     75    100
    %           250%   215%   185%   150%   130%   120%   115%   105%   100%

* Age nearest birthday at the beginning of the Policy year in which the last surviving contingent insured dies. We use the younger contingent insured's age for this purpose even if the younger contingent insured is the first to die.

     If you have selected the cash value accumulation test, we calculate the alternative death benefit by multiplying your Policy's accumulation value by a percentage that will be set forth on page 4A of your Policy. The percentage varies based on the insurance characteristics of the contingent insureds. Below is an example of applicable alternative death benefit percentages for the cash value accumulation test. The example is for a male non-tobacco user and a female non-tobacco user both preferred premium class and issue age 55.


         SPECIMEN ALTERNATIVE DEATH BENEFITS AS A PERCENTAGE MULTIPLE
                  OF POLICY ACCUMULATION VALUE (ASSUMING YOU
                   SELECT THE CASH VALUE ACCUMULATION TEST)


POLICY YEAR       1      2      3      5     10     20     30     40     45
      %          313%   301%   290%   268%   222%   159%   126%   111%   104%

     Your Policy calls the multipliers used for each test the "Death Benefit Corridor Rate."

MUST I INVEST ANY MINIMUM AMOUNT IN A POLICY?

     Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to pay. Our current practice is to bill quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure your Policy's cash surrender value stays above zero or that the first 5 Policy year benefit (described under "Monthly guarantee premiums" on page 17) remains in effect. ("Cash surrender value" is explained under "Full surrender" on page 23.) The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero or that the first 5 Policy year benefit is not in effect, as a result of the market performance and/or deductions we periodically make from your accumulation value.

     Policy lapse and reinstatement. During the first 5 Policy year benefit period discussed on page 17, your Policy will not enter a grace period or terminate if the Monthly Guarantee Premium has been met. After expiration of this benefit, if your Policy's cash surrender value falls to an amount insufficient to cover the monthly charges, we will notify you in a letter and give you a grace period of 61 days to pay at least the amount we estimate is necessary to keep your Policy in force for a reasonable time. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within 5 years (or, if earlier, before the Policy's maturity date), and you must present evidence that each contingent insured who was living when the Policy lapsed is still living and meets our requirements for issuing coverage. Also, you will have to pay at least the amount of premium that we estimate will keep your Policy in force for two months, as well as pay or reinstate any indebtedness. You will find additional information in the Policy about the values and terms of the Policy after it is reinstated.

     Monthly guarantee premiums. Page 3 of your Policy will specify a "Monthly Guarantee Premium." In Maryland, your Policy will instead specify a "No-Lapse Premium" on Page 3. If you pay these guarantee premiums, we will provide at least an Option 1 death benefit, even if your policy's cash surrender value has declined to zero.

     We provide this benefit for the first 5 Policy years for all Policies.
On the first day of each Policy month that the cash surrender value is not sufficient to pay the monthly deduction, we check to see if the cumulative amount of premiums paid under the Policy, less any Policy loans, is at least equal to the sum of the monthly guarantee premiums plus any partial surrenders for all Policy months to date, including the Policy month then starting.
(Policy months are measured from the "Date of Issue" that will also be shown on page 3 of your Policy.) So long as at least this amount of premium payments has been paid by the beginning of that Policy month during this guarantee benefit, the Policy will not enter a grace period or terminate (i.e., lapse) because of insufficient cash surrender value.

     Also, during the first 5 Policy years, whenever you increase or decrease your specified amount, we calculate a new monthly guarantee premium, so the amount you must pay to keep this benefit in force will increase or decrease depending on whether you increase or decrease your specified amount. If you add or increase a benefit rider, your monthly guarantee premium will increase. If you remove or decrease a benefit rider, your monthly guarantee premium will decrease. The more supplemental coverage you choose the higher will be your monthly guarantee premiums.

     The period of coverage for this benefit is unaffected by the contingent insureds' ages at the Policy's date of issue or your choice of base coverage and supplemental coverage. The period for this benefit will not be extended or otherwise changed by changes in the specified amount, the addition, deletion or change in benefit riders, or by reinstatement of the Policy.

HOW CAN I CHANGE MY POLICY'S INVESTMENT OPTIONS?

     Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

     Transfers of existing accumulation value. You may also transfer your existing accumulation value from one investment option under the Policy to another. The first 12 transfers in a year are free of charge. We may charge you $25 for each additional transfer. We do not currently assess this charge but reserve the right to do so in the future. You may make transfers from the variable investment options at any time. You may make transfers from the declared fixed interest account only during the 60-day period following each Policy anniversary. The amount that you can transfer each year from the declared fixed interest account is limited to the greater of

     . 25% of the unloaned accumulation value you have in the declared fixed interest account as of the Policy anniversary, or

     . the sum of any amounts you transferred or surrendered from the declared fixed interest account during the previous Policy year.

     Unless you are transferring the entire amount you have in an investment option, including the declared fixed interest account, each transfer must be at least $500. See "Additional Rights That We Have" on page 50.

     Market Timing. The Policy is not designed for professional market timing organizations or other entities using programmed and frequent transfers involving large amounts. We may not unilaterally terminate or discontinue transfer privileges. However, we reserve the right to suspend such privileges for a reasonable time with reasonable notice to prevent market timing efforts that could disadvantage other Policy owners.

HOW CAN I CHANGE MY POLICY'S INSURANCE COVERAGE?

     Increase in coverage. At any time while both contingent insureds are living, you may request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that both contingent insureds continue to meet our requirements for issuing insurance coverage.

     We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the ages, gender and premium classes of the contingent insureds at the time of the increase. Also, a new amount of surrender charge:

     . applies to any amount of the increase that you request as base (rather than supplemental) coverage; and

     .  applies for up to 14 Policy years following the increase.

     You are not required to increase your specified amount in any specific percentage or ratio that your base and supplemental coverage bear to your specified amount before the increase, with one exception. Base coverage must be at least 10% of the total specified amount after the increase.

     Decrease in coverage. After the first Policy year, you may request a reduction in the specified amount of coverage, but not below certain minimums. After any decrease, the specified amount cannot be less than the greater of:

     .  $500,000, and

     . any minimum amount which, in view of the amount of premiums you have paid, is necessary for the Policy to continue to meet the Federal tax law definition of life insurance.

     We will apply a reduction in specified amount in the following order, as long as your base coverage is at least 10% of the specified amount:

     . against the specified amount provided by the most recent increase, with the decrease applying first to the entire supplemental coverage portion of such increase, if any, followed by the base coverage portion;

     . against the next most recent increases successively, with the decrease of each prior increase applying first to the entire supplemental coverage portion of such increase, if any, followed by the base coverage portion;

     . against the specified amount provided under the original application, with the decease applying first to the entire supplemental coverage portion of such amount, if any, followed by the base coverage portion.

We will deduct from your accumulation value any remaining surrender charge that is associated only with any amount of base coverage that is canceled in this way. If there is not sufficient accumulation value to pay the surrender charge at the time you request a reduction, the decrease will not be allowed.

     Change of death benefit option. You may at any time before the death of the last surviving contingent insured request us to change your coverage from death benefit Option 1 to Option 2 or vice-versa.

     . If you change from Option 1 to Option 2, we also automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change. The change will go into effect on the monthly deduction day following the date we receive your request for change. We will apply a reduction in specified amount in the same order as set out under "Decrease in coverage" on page 18, as long as your base coverage is at least 10% of the specified amount.

 We will not charge a surrender charge for this reduction in specified amount.

     . If you change from Option 2 to Option 1, we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value. The entire increase in the specified amount will be applied to the last coverage added (either base or supplemental) which has not been removed. For the purpose of this calculation, if the base and supplemental coverages were issued on the same date, we will consider the supplemental coverage to have been issued later.

     Tax consequences of changes in insurance coverage. Please read "Tax Effects" starting on page 34 of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

     Effect of changes in insurance coverage on guarantee benefit. A change in coverage does not result in termination of the guarantee benefit, so that if you pay certain prescribed amounts of premiums, we will pay a death benefit even if your policy's cash surrender value declines to zero.

The details of this guarantee are discussed under "Monthly guarantee premiums," beginning on page 17.

WHAT ADDITIONAL RIDER BENEFITS MIGHT I SELECT?

     You can request that your Policy include the additional rider benefits described below. For most of the riders that you choose, a charge, which will be shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction date. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. Not all riders are available in all states. More details are included in the form of each rider, which we suggest that you review if you choose any of these benefits.

     Maturity Extension Rider
     ------------------------

     . This rider permits you to extend the Policy's maturity date beyond what it otherwise would be. You have two versions of this rider from which to choose. Either or both versions may not be available in all states.

     . The first version provides for a death benefit after the original maturity date that is equal to the accumulation value on the date of the last surviving contingent insured's death. The death benefit will be reduced by any outstanding Policy loan amount. There is no charge for this version until you reach the original maturity date. Thereafter we will charge a monthly fee of no more than $10.

     . The second version provides for a death benefit (after the death of the last surviving contingent insured) after the original maturity date equal to the death benefit in effect on the day prior to the original maturity date. If the death benefit is based fully, or in part, on the accumulation value, we will adjust the death benefit to reflect future changes in your accumulation value. The death benefit will never be less than the accumulation value. The death benefit will be reduced by any outstanding Policy loan amount. There is a monthly charge of no more than $30 for each $1000 of the net amount at risk. If you wish to purchase this rider, you must inform us in writing at least 9 years before the original maturity date. When the 9-year period begins, each month we will charge you up to the maximum $30 for each $1,000 of the net amount at risk. After the original maturity date, we will terminate this charge, and start charging you a monthly fee of no more than $10.

     . There are features common to both riders in addition to the $10 maximum monthly fee. Only the insurance coverage associated with the Policy will be extended beyond the original maturity date. We do not allow additional premium payments, new loans, or changes in specified amount after the original maturity date. Once you have exercised your right to extend the original maturity date, you cannot revoke it. You can, however, surrender your Policy at any time. If you wish to extend the original maturity date, you must give us written notice at least 30 days before the original maturity date.

     . Extension of the maturity date beyond the younger contingent insured's age 100 may result in current taxation of increases in your Policy's accumulation value as a result of interest or investment experience after that time. You should consult a qualified tax adviser before making such an extension.

     Return of Premium Death Benefit Rider
     -------------------------------------

     . This rider provides additional term life insurance coverage on the life of the last surviving contingent insured. The amount of additional insurance varies so that it always equals the cumulative amount of premiums paid under the Policy (subject to certain adjustments).

     . You may purchase this rider only as of the date of issue and only if you have selected death benefit Option 1.

     . There is no separate fee for this rider. The use of this rider increases the specified amount, which results in a change in the amount at risk and an increase in the monthly insurance charge.

     Single Life Annually Renewable Term Insurance Rider
     ---------------------------------------------------

     . This rider allows you to provide term single life insurance on the life of either or both of the contingent insureds. We will pay a death benefit upon the death of the contingent insured on whose life you purchased the rider. The death benefit is in addition to any death benefit we pay under the Policy.

     . You can purchase this rider on the life of a contingent insured who is younger than age 75.

     . You cannot purchase this rider on the life of a contingent insured if the premium class for that contingent insured is uninsurable.

     .  This rider terminates at age 75 of the covered insured.

     . The maximum cost of this rider is $6.66 per thousand of the rider's specified amount.

     Tax consequences of additional rider benefits. Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See "Tax Effects" starting on page 34. You should consult a qualified tax adviser.

WHAT IS MY POLICY'S EXCHANGE OPTION?

     This option is not a rider. You as the owner of the Policy have the right at any time while both contingent insureds are living to request that the Policy be split into two separate policies, insuring each of the contingent insureds under new, single life policies. In order for you to exercise this option, neither contingent insured could have the "uninsurable" premium class when the original Policy was issued. Here are the additional features about the exchange option:

     . You can choose the amount of coverage on each policy, as long as the total equals the death benefit amount of the Policy. We will transfer the cash surrender value of the Policy, after paying off any outstanding loan, to the new policies in the same proportion as the new face amounts are to each other (except for Policies issued in Texas, where outstanding loans are also transferred to the new policies in the same proportion as the new face amounts are to each other).

     . The new policies can be any flexible or level premium whole life policy or endowment plan we would ordinarily issue when the option is exercised.

     . The new policies are subject to underwriting based on our established procedures. This option requires that both contingent insureds are found to be insurable.

     . You can choose to exchange without underwriting only if the contingent insureds were married to one another and have divorced, the Federal unlimited marital deduction is repealed, or there is a reduction of at least 50% of the tax rate in the maximum Federal estate tax bracket. However, in the case of divorce, the divorce decree must have been final at least 24 months before the exchange. In these situations, the original Policy's specified amount and cash surrender value will be split equally between the two new policies (except in Pennsylvania, where underwriting is required without exception if the contingent insureds are divorced from one another).

     .  The Policy terminates when we issue the new policies.

     . Under each of the new policies, if the insured commits suicide within the first two policy years, we will limit the death benefit proceeds to the total of all premiums that have been paid on the Policy insuring the deceased person to the time of death minus any outstanding policy loans (plus any unearned loan interest) and partial surrenders.

        In Texas the first two policy years limit runs from the date of issue of the Policy but only for insurance coverage that does not require new underwriting information.

     .  There is no additional charge for this option or its exercise.

HOW CAN I ACCESS MY INVESTMENT IN A POLICY?

     Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your "cash surrender value." Because of the surrender charge, it is unlikely that a Platinum Investor Survivor II Policy will have any cash surrender value during at least the first year unless you pay significantly more than the monthly guarantee premiums.

     Partial surrender. You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We will automatically reduce your Policy's accumulation value by the amount of your withdrawal and any related charges. We do not allow partial surrenders that would reduce the death benefit below $500,000.

     We will apply a reduction in specified amount in the following order, as long as your base coverage is at least 10% of the specified amount:

     . against the specified amount provided by the most recent increase, with the decrease applying first to the entire supplemental coverage portion of such increase, if any, followed by the base coverage portion;

     . against the next most recent increases successively, with the decrease of each prior increase applying first to the entire supplemental coverage portion of such increase, if any, followed by the base coverage portion;

     . against the specified amount provided under the original application, with the decease applying first to the entire supplemental coverage portion of such amount, if any, followed by the base coverage portion.

We will deduct any remaining surrender charge that is associated with any portion of your Policy's base amount of coverage that is canceled. If the Option 2 death benefit is then in effect, we will automatically reduce your accumulation value.

     You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the partial surrender in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

     There is a maximum partial surrender fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge currently is $10.

     Exchange of Policy in certain states. Certain states require that a policy owner be given the right to exchange the Policy for a fixed benefit life insurance policy, within either 18 or 24 months from the date of issue. This right is subject to various conditions imposed by the states and us. In such states, this right has been more fully described in your Policy or related endorsements to comply with the applicable state requirements.

     Policy loans. You may at any time borrow from us an amount up to your Policy's cash surrender value less the interest that will be payable on your loan through your next Policy anniversary.

     We remove from your investment options an amount equal to your loan and hold that part of your accumulation value in the declared fixed interest account as collateral for the loan. We will credit your Policy with interest on this collateral amount at a guaranteed annual effective rate of 4% (rather than any amount you could otherwise earn in one of our investment options) and we will charge you interest on your loan at an annual effective rate of 4.75%. Loan interest is payable annually, on the Policy anniversary and in advance at a rate of 4.54%. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan. Interest you pay on Policy loans will not, in most cases, be deductible on your tax returns.

     You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

     You may repay all or part (but not less than $10 unless it is the final payment) of your loan at any time before the death of the last surviving contingent insured while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Any loan repayments go first to repay all loans that were taken from our declared fixed interest account option. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan (increased by any unearned loan interest we may have already charged) will be deducted from the proceeds we pay following the last surviving contingent insured's death.

     Preferred loan interest rate. We will charge a lower interest rate on preferred loans (available after the first 10 Policy years). The maximum amount eligible for preferred loans for any year is:

     . 10% of your Policy's accumulation value (which includes any loan collateral we are holding for your Policy loans) at the Policy anniversary; or

     . if less, your Policy's maximum remaining loan value at that Policy anniversary.

     We will always credit your preferred loan collateral amount at a guaranteed annual effective rate of 4.0%. We intend to set the rate of interest you are paying to the same 4.0% rate we credit to your preferred loan collateral amount, resulting in a zero net cost (0.00%) of borrowing for that amount. We have full discretion to vary the rate we charge you, provided that the rate:

     . will always be greater than or equal to the guaranteed preferred loan collateral rate of 4.0%, and

     .  will never exceed an annual effective rate of 4.25%.

     Maturity of your Policy. If one or both contingent insureds are living on the "Maturity Date" shown on page 3 of your Policy, we will pay you the cash surrender value of the Policy, and the Policy will end. The maturity date can be no later than the Policy anniversary nearest the younger contingent insured's 100/th/ birthday.

     Tax considerations. Please refer to "How will my Policy be treated for income tax purposes?" on page 26 for information about the possible tax consequences to you when you receive any loan, surrender or other funds from your Policy. A Policy loan may cause the Policy to lapse which will result in adverse tax consequences.

CAN I CHOOSE THE FORM IN WHICH AGL PAYS OUT THE PROCEEDS FROM MY POLICY?

     Choosing a payment option. You will receive the full proceeds from the Policy as a single sum, unless you elect another method of payment within 60 days of the last surviving contingent insured's death. This also includes proceeds that become payable upon full surrender or the maturity date. You can elect that all or part of such proceeds be applied to one or more of the following payment options:

     .  Option 1--Equal monthly payments for a specified period of time.

     . Option 2--Equal monthly payments of a selected amount of at least $60 per year for each $1,000 of proceeds until all amounts are paid out.

     . Option 3--Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

     . Option 4--Proceeds left to accumulate at an interest rate of 3% compounded annually for any period up to 30 years. At your request we will make payments to you monthly, quarterly, semiannually, or annually. You can also request a partial withdrawal of any amount of $500 or more.

     Additional payment options may also be available with our consent. We have the right to reject any payment option, if the payee is a corporation or other entity. You can read more about each of these options in the Policy and in the separate form of payment contract that we issue when any such option takes effect.

     Interest rates that we credit under each option will be at least 3%.

     Change of payment option. You may give us written instructions to change any payment option you have elected at any time while the Policy is in force and before the start date of the payment option.

     Tax impact. If a payment option is chosen, you or your beneficiary may have tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

TO WHAT EXTENT CAN AGL VARY THE TERMS AND CONDITIONS OF THE POLICY IN PARTICULAR CASES?

     Here are some variations we may make in the terms and conditions of a Policy. Any variations will be made only in accordance with uniform rules that we establish.

     Underwriting and premium classes. We have seven premium classes we use to decide how much the monthly insurance charges under any particular Policy will be: preferred non-tobacco, standard non-tobacco, preferred tobacco, standard tobacco, special non-tobacco, special tobacco and uninsurable. They are each described in your Policy. Policies issued in Arizona, North Carolina and Wisconsin do not have the uninsurable class.

     The term "uninsurable" is used in a special way when we issue a Policy. "Uninsurable" describes a person proposed to become insured under a Policy who would not pass our requirements to be insured under one of our policies that insures only one life. Under some conditions a person who is uninsurable can become a contingent insured under a Policy. The other contingent insured cannot be uninsurable.

     Policies purchased through "internal rollovers." We maintain published rules that describe the procedures necessary to replace another life insurance policy we issued with a Policy. Not all types of other insurance we issue are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

     State law requirements. AGL is subject to the insurance laws and regulations in every jurisdiction in which the Policies are sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and related endorsements.

     Variations in expenses or risks. AGL may vary the cost of insurance charges and other terms within the limits of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy.

HOW WILL MY POLICY BE TREATED FOR INCOME TAX PURPOSES?

     Generally, the death benefit paid under a Policy is not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

     Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply. If your Policy lapses, you may have to pay income tax on a portion of any outstanding loan.

     For further information about the tax consequences of owning a Policy, please read "Tax Effects" starting on page 34.

HOW DO I COMMUNICATE WITH AGL?

     When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

     General. You should mail or express checks and money orders for premium payments and loan repayments directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown on the first page of the prospectus.

     You must make the following requests in writing:

     .  transfer of accumulation value;

     .  loan;

     .  full surrender;

     .  partial surrender;

     .  change of beneficiary or contingent beneficiary;

     .  change of allocation percentages for premium payments;

     .  loan repayments or loan interest payments;

     .  change of death benefit option or manner of death benefit payment;

     .  change in specified amount;

     . addition or cancellation of, or other action with respect to, election of a payment option for Policy proceeds;

     .  tax withholding elections; and

     .  telephone transaction privileges.

You should mail or express these requests to the Administrative Center address shown on the first page of this prospectus. You should also communicate notice of each contingent insured's death, and related documentation, to our Administrative Center address shown on the first page of this prospectus.

     We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Administrative Center or from your AGL representative. Each communication must include your name, Policy number and the names of both contingent insureds. We cannot process any requested action that does not include all required information.

     Telephone transactions. If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your AGL representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the contingent insureds' and owner's names, and a form of personal identification from the caller. We will mail you a prompt written confirmation of the transaction. If (a) many people seek to make telephone requests at or about the same time, or (b) our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. You should submit a written request if you cannot make a telephone transfer. Also, if, due to malfunction or other circumstances, your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-888-325-9315.

ILLUSTRATIONS OF HYPOTHETICAL POLICY BENEFITS

     To help explain how our Policy works, we have prepared the following tables:

                                                                 PAGE TO SEE
                                                              IN THIS PROSPECTUS
                                                              ------------------
     Death Benefit Option 1--Current Charges..............            31
     Death Benefit Option 1--Guaranteed Maximum Charges...            32

     The tables show how death benefits, accumulation values, and cash surrender values ("Policy benefits") under a sample Policy would change over time if the investment options had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the years covered by each table. The tables are for a male non-tobacco user and female non-tobacco user both preferred premium class and issue age 55. An annual premium payment of $7,000 for an initial $500,000 of specified amount of coverage is assumed to be paid. The illustrations assume no Policy loan has been taken. The differences between the accumulation values and the cash surrender values for the first 14 years in the tables are because of the Policy's surrender charges. As illustrated, this Policy would not be classified as a modified endowment contract (see "Tax Effects" beginning on page 34 for further discussion).

     The tables show a sample Policy with 100% base coverage only. A Policy with supplemental coverage at current charges will over time have lower monthly insurance charges and a higher accumulation value. Your AGL representative can provide you with Policy illustrations specific to you, showing how your selection of base and supplemental coverage, if any, can affect your Policy values under different assumptions.

     Although the tables that follow do not include an example of a Policy with an Option 2 death benefit, such a Policy would have higher death benefits and lower cash surrender values.

     Separate tables are included to show both current and guaranteed maximum charges. The charges assumed in the following tables include:

     . a charge for state premium tax (or a tax charge back if we issued the Policy in Oregon), assumed to be 2.0% (for both current and guaranteed maximum charges);

     . after we deduct applicable premium taxes (or a tax charge back if we issued the Policy in Oregon), a deduction from the remainder of each premium payment of 5% for each premium we receive during each Policy year. These rates are for both current and guaranteed charges;

     . a daily charge for the first 15 Policy years at an annual effective rate of 0.75% (for both current and guaranteed maximum charges);

     . a daily charge after 15 Policy years at an annual effective rate of 0.50% (for both current and guaranteed maximum charges);

     . a daily charge after 30 Policy years at an annual effective rate of 0.15% (for both current and guaranteed maximum charges);

     . a flat monthly charge of $10 (for both current and guaranteed maximum charges);

     . a monthly charge for each $1,000 of base coverage of $0.434 (for both current and guaranteed maximum charges); and

     . the monthly insurance charge (for both current and guaranteed maximum charges).

     The charges assumed by both the current and guaranteed maximum charge tables also include Mutual Fund expenses of 0.79% of aggregate Mutual Fund assets, which is the arithmetic average of the advisory fees payable with respect to each Mutual Fund plus the arithmetic average of all other operating expenses of each such Fund, after all reimbursements, as reflected on pages 10 - 14 of this prospectus. We expect the reimbursement arrangements to continue in the future. If the reimbursement arrangements were not currently in effect, the arithmetic average of Mutual Fund expenses would equal 0.82% of aggregate Mutual Fund assets.

     Individual illustrations. We may furnish you with additional illustrations based on other characteristics. These characteristics could include different annual investment returns, your choice of investment options which show your premium payments invested in percentages of your choice, the weighted average of Fund expenses, and other differences you request. If you request illustrations more than once in any Policy year, we may charge $25 for the illustration.

                         PLATINUM INVESTOR SURVIVOR II


ANNUAL PREMIUM $7,000                          INITIAL SPECIFIED AMOUNT $500,000
                                               DEATH BENEFIT OPTION 1

                            MALE AND FEMALE, AGE 55
                   NON-TOBACCO USERS, PREFERRED PREMIUM CLASS
                            ASSUMING CURRENT CHARGES


     END OF                      DEATH BENEFIT                  ACCUMULATION VALUE           CASH SURRENDER VALUE
     POLICY               ASSUMING HYPOTHETICAL GROSS     ASSUMING HYPOTHETICAL GROSS     ASSUMING HYPOTHETICAL GROSS
      YEAR                ANNUAL INVESTMENT RETURN OF     ANNUAL INVESTMENT RETURN OF     ANNUAL INVESTMENT RETURN OF
                            0.0%       6.0%      12.0%      0.0%      6.0%     12.0%       0.0%       6.0%      12.0%

       1                 500,000    500,000    500,000     3,715     4,016     4,318          0          0          0
       2                 500,000    500,000    500,000     7,371     8,207     9,082          0         57        932
       3                 500,000    500,000    500,000    10,969    12,581    14,337      2,969      4,581      6,337
       4                 500,000    500,000    500,000    14,506    17,143    20,132      6,661      9,298     12,287
       5                 500,000    500,000    500,000    20,564    24,565    29,269     12,879     16,880     21,584
       6                 500,000    500,000    500,000    26,519    32,305    39,344     18,999     24,785     31,824
       7                 500,000    500,000    500,000    32,369    40,374    50,451     25,549     33,554     43,631
       8                 500,000    500,000    500,000    38,111    48,781    62,693     31,965     42,636     56,548
       9                 500,000    500,000    500,000    43,742    57,538    76,184     38,257     52,053     70,699
      10                 500,000    500,000    500,000    49,258    66,653    91,047     44,408     61,803     86,197

      15                 500,000    500,000    500,000    74,791   117,848   191,239     74,791    117,848    191,239

      20                 500,000    500,000    500,000    96,824   181,078   358,260     96,824    181,078    358,260


THE VALUES WILL CHANGE IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE INVESTMENT RESULTS ARE AN EXAMPLE ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

                         PLATINUM INVESTOR SURVIVOR II



ANNUAL PREMIUM $7,000                          INITIAL SPECIFIED AMOUNT $500,000
                                               DEATH BENEFIT OPTION 1

                            MALE AND FEMALE, AGE 55
                   NON-TOBACCO USERS, PREFERRED PREMIUM CLASS
                          ASSUMING GUARANTEED CHARGES


     END OF                      DEATH BENEFIT                  ACCUMULATION VALUE           CASH SURRENDER VALUE
     POLICY               ASSUMING HYPOTHETICAL GROSS     ASSUMING HYPOTHETICAL GROSS     ASSUMING HYPOTHETICAL GROSS
      YEAR                ANNUAL INVESTMENT RETURN OF     ANNUAL INVESTMENT RETURN OF     ANNUAL INVESTMENT RETURN OF
                            0.0%       6.0%      12.0%      0.0%      6.0%     12.0%       0.0%       6.0%      12.0%

        1                500,000    500,000    500,000     3,692     3,992     4,294          0          0          0
        2                500,000    500,000    500,000     7,274     8,105     8,975          0          0        825
        3                500,000    500,000    500,000    10,734    12,332    14,073      2,734      4,332      6,073
        4                500,000    500,000    500,000    14,063    16,665    19,617      6,218      8,820     11,772
        5                500,000    500,000    500,000    19,831    23,761    28,389     12,146     16,076     20,704
        6                500,000    500,000    500,000    25,400    31,060    37,960     17,880     23,540     30,440
        7                500,000    500,000    500,000    30,752    38,550    48,393     23,932     31,730     41,573
        8                500,000    500,000    500,000    35,861    46,210    59,751     29,716     40,065     53,606
        9                500,000    500,000    500,000    40,691    54,012    72,099     35,206     48,527     66,614
       10                500,000    500,000    500,000    45,200    61,919    85,504     40,350     57,069     80,654

       15                500,000    500,000    500,000    61,205   101,509   171,539     61,205    101,509    171,539

       20                500,000    500,000    500,000    59,159   135,929   306,019     59,159    135,929    306,019


THE VALUES WILL CHANGE IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR FREQUENCIES.

THE INVESTMENT RESULTS ARE AN EXAMPLE ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

                             ADDITIONAL INFORMATION

     A general overview of the Policy appears on pages 1 - 32. The additional information that follows gives more details, but generally does not repeat what is set forth above.

                                                           PAGE TO
                                                           SEE IN THIS
CONTENTS OF ADDITIONAL INFORMATION                         PROSPECTUS
------------------------------------------------------------------------
AGL......................................................       34
Separate Account VL-R....................................       34
Tax Effects..............................................       34
Voting Privileges........................................       41
Your Beneficiary.........................................       42
Assigning Your Policy....................................       42
More About Policy Charges................................       42
Effective Date of Policy and Related Transactions........       43
More About the Death Benefit.............................       45
More About Our Declared Fixed Interest Account Option....       46
Distribution of the Policies.............................       47
Payment of Policy Proceeds...............................       48
Adjustments to Death Benefit.............................       49
Additional Rights That We Have...........................       50
Performance Information..................................       51
Our Reports to Policy Owners.............................       51
AGL's Management.........................................       52
Principal Underwriter's Management.......................       54
Legal Matters............................................       55
Accounting and Auditing Experts..........................       56
Actuarial Expert.........................................       56
Services Agreements......................................       56
Certain Potential Conflicts..............................       56
Financial Statements.....................................       57

     Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the end of this prospectus (pages 58 and 59, which follow all of the financial pages). That index will tell you on what page you can read more about many of the words and phrases that we use.

AGL

     We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American General Corporation ("AGC"), a diversified financial services holding company engaged primarily in the insurance business. American General Financial Group is the marketing name of AGC and its subsidiaries. The commitments under the Policies are AGL's, and AGC has no legal obligation to back those commitments.

     On May 11, 2001, AGC, a Texas corporation, American International Group, Inc. ("AIG"), a Delaware corporation and Washington Acquisition Corporation, a Texas corporation and a wholly-owned subsidiary of AIG, entered into an agreement pursuant to which AGC would become a wholly-owned subsidiary of AIG (the "Transaction"). On August 15, 2001, the shareholders of AGC voted to approve the Transaction. On August 29, 2001, the Transaction was completed. As a result of the Transaction, AGL is now an indirect, wholly-owned subsidiary of AIG.

     AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

SEPARATE ACCOUNT VL-R

     We hold the Mutual Fund shares in which any of your accumulation value is invested in Separate Account VL-R. Separate Account VL-R is registered as a unit investment trust with the SEC under the Investment Company Act of 1940. We created the separate account on May 6, 1997 under Texas law.

     For record keeping and financial reporting purposes, Separate Account VL-R is divided into 65 separate "divisions," 41 of which correspond to the 41 variable "investment options" available since the inception of the Policy. The remaining 24 divisions, and some of these 41 divisions, represent investment options available under other variable life policies we offer. We hold the Mutual Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option.

     The assets in Separate Account VL-R are our property. The assets in Separate Account VL-R would be available only to satisfy the claims of owners of the Policies, to the extent they have allocated their accumulation value to Separate Account VL-R. Our other creditors could reach only those Separate Account VL-R assets (if any) that are in excess of the amount of our reserves and other contract liabilities under the Policies with respect to Separate Account VL-R.

TAX EFFECTS

     This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident. The tax consequences for corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax adviser.

     General. The Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") and (b) for as long as the investments made by the underlying Mutual Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policy will meet these requirements and that:

     . the death benefit received by the beneficiary under your Policy will not be subject to federal income tax; and

     . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

     Although AGL believes that the Policies are in compliance with Section 7702 of the Code, the manner in which Section 7702 should be applied to certain features of a last survivor life insurance policy is not directly addressed by
Section 7702. In the absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether survivor life insurance policies, like the Platinum Investor Survivor II Policies, will meet the Section 7702 definition of a life insurance contract.

     The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract,"as you can see from the following discussion. In all cases, however, the character of all income that is described as taxable to the payee will be ordinary income (as opposed to capital gain).

     Testing for modified endowment contract status. The Code provides for a "seven-pay test." This test determines if your Policy will be a "modified endowment contract."

     If, at any time during the first seven Policy years:

     .  you have paid a cumulative amount of premiums;

     . the cumulative amount exceeds the premiums you would have paid by the same time under a similar fixed-benefit life insurance policy; and

     . the fixed benefit policy was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits ("paid-up" means no future premium payments are required) after the payment of seven level annual premiums;

then your Policy will be a modified endowment contract.

     Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A "material change" for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount of coverage, and certain other changes.

     If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount that you request or that results from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract.

     A life insurance policy that is received in a tax free 1035 exchange for a modified endowment contract will also be considered a modified endowment contract.

     Other effects of Policy changes. Changes made to your Policy (for example, a decrease in specified amount that you request or that results from a partial surrender that you request) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

     Rider benefits. The premium payments and any death benefits to be paid under any term insurance rider you may purchase under your Policy will not disqualify your Policy as life insurance for tax purposes. However, a term rider may be determined to constitute a "qualified additional benefit" as that term is defined in Section 7702 of the Internal Revenue Code. The death benefit to be paid under a rider that is a "qualified additional benefit" will not be treated as a future benefit of the Policy for tax purposes. The premium payments for the same rider, however, will be treated as future benefits for purposes of compliance with Section 7702. You should consult a qualified tax adviser regarding any term rider you may purchase.

     Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force during the contingent insureds' lifetime and not as a modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the Policy loan generally will not be tax deductible.

     After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, however, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

     On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a policy loan, the cancellation of such loan and any accrued loan interest will be treated as a distribution and could be subject to federal income tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

     Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy while either contingent insured is still living will be taxed on an "income-first" basis. Distributions:

     . include loans (including any increase in the loan amount to pay interest on an existing loan, or an assignment or pledge to secure a loan) and partial surrenders;

     . will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy; and

     . have their taxability determined by aggregating all modified endowment contracts issued by the same insurer (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year.

     For modified endowment contracts, your basis:

     .  is similar to the basis described above for other policies; and

     . will be increased by the amount of any prior loan under your Policy that was considered taxable income to you.

     A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply:

     .  to taxpayers 59-1/2 years of age or older;

     .  in the case of a disability (as defined in the Code); or

     . to distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

     If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

     Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

     Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

     Taxation of Exchange Option. You can split the policy into two other single life insurance policies under some circumstances. A policy split could have adverse tax consequences if it is not treated as a nontaxable exchange under Section 1035 of the Code. This could include, among other things, recognition as taxable income an amount up to any gain in the Policy at the time of the exchange.

     Diversification. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the last surviving contingent insured died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account VL-R, through the Mutual Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Mutual Funds, we will enter into agreements with them requiring the Mutual Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

     The Treasury Department has stated that it anticipates the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Mutual Funds within Separate Account VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account VL-R.

     Estate and generation skipping taxes. If the last surviving contingent insured is the Policy's owner, the death benefit under the Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the last surviving contingent insured, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. The federal estate tax is integrated with the federal gift tax under a unified rate schedule and unified credit. The Taxpayer Relief Act of 1997 gradually raises the value of the credit to $1,000,000 in 2006. In 2001, the value of the unified credit is $675,000. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

     On May 26, 2001, our Congress passed legislation which gradually phases out the estate tax between the years 2002 and 2010. However, if Congress does not take further action, the current estate tax rules will automatically be reinstated in 2011. During this phase out period between 2002 and 2010, the estate tax continues with the exemption amount increasing from $1 million in 2002 up to $3.5 million in 2009. During this same time period, the top estate tax rate gradually decreases from 50% in 2002 down to 45% in 2007 and later years.

     As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

     The particular situation of each Policy owner, contingent insured or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

     Life insurance in split dollar arrangements. The IRS has released a technical advice memorandum ("TAM") on the taxability of insurance policies used in certain split dollar arrangements. A TAM provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specified set of facts and a specified taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

     The Internal Revenue Service ("IRS") recently issued Notice 2001-10 in an effort to clarify its position and provide guidance regarding split-dollar life insurance arrangements. As part of this Notice, the IRS concluded that the P.S. 58 rates, which have been used to determine the fair market value of life insurance protection, are no longer appropriate and may not be used after December 31, 2001. The Notice indicates that in 2002, the rate table issued under section 79 of the Code must be used to reflect the economic value of the life insurance protection in split dollar arrangements. The parties to a split dollar arrangement also may elect to use published alternate term rates, provided by the issuing insurance company, if the parties comply with certain new conditions.

     In cases of reverse split dollar or equity split dollar arrangements, the IRS has also stated that an employee will be taxed on the value of any economic benefit above and beyond the employer's investment in the contract. We urge you to contact your tax adviser regarding the federal income tax consequences of split dollar arrangements or reverse split dollar arrangements as a result of the recent IRS Notice 2001-10.

     Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

     The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan.

     There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

     Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with both contingent insureds' consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

     ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

     Our taxes. We report the operations of Separate Account VL-R in our federal income tax return, but we currently pay no income tax on Separate Account VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable universal life insurance policy reserves. We currently make no charge to any Separate Account VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account VL-R for income taxes we incur that are allocable to the Policy.

     We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account VL-R or allocable to the Policy.

     Certain Mutual Funds in which your accumulation value is invested may elect to pass through to AGL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGL.

     When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

     In the case of non-resident aliens who own a Policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, non-resident aliens are generally subject to federal income tax withholding at a statutory rate of 30% of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

     Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. Congress recently passed tax legislation on May 26, 2001 which modified the existing estate tax law. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the contingent insureds or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

VOTING PRIVILEGES

     We are the legal owner of the Funds' shares held in Separate Account VL-R. However, you may be asked to instruct us how to vote the Fund shares held in the various Mutual Funds that are attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

     We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through Separate Account VL-R.

     If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

     In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to policy owners. AGL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

YOUR BENEFICIARY

     You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the lifetime of either contingent insured unless your previous designation of beneficiary provides otherwise. In this case the previous beneficiary must give us permission to change the beneficiary and then we will accept your instructions. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the last surviving contingent insured dies, we will pay the insurance proceeds to the owner or the owner's estate.

ASSIGNING YOUR POLICY

     You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action we take before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

MORE ABOUT POLICY CHARGES

     Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

     . mortality risks (such as the risk that contingent insureds will, on average, die before we expect, thereby increasing the amount of claims we must pay);

     . sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

     . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and

     . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

     The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as the last surviving contingent insured dies.

     If the charges that we collect from the Policy exceed our total costs in connection with the Policy, we will earn a profit. Otherwise we will incur a loss.

     Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge for any purpose.

     Gender neutral policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, premium class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. In general, we do not offer the Platinum Investor Survivor II Policy for sale in situations which, under current law, require gender-neutral premiums or benefits.

     Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. See "Monthly insurance charge" on page 8.

     Certain arrangements. Most of the distributors or advisers of the Mutual Funds listed on page 1 of this prospectus make certain payments to us, on a quarterly basis, for certain administrative, Policy, and policy owner support expenses. These amounts will be reasonable for the services performed and are not designed to result in a profit. These amounts are paid by the distributors or the advisers, and will not be paid by the Mutual Funds, the divisions or Policy owners. No payments have yet been made under these arrangements, because the number of Policies issued does not require a payment.

EFFECTIVE DATE OF POLICY AND RELATED TRANSACTIONS

     Valuation dates, times, and periods. We compute values under a Policy on each day that the New York Stock Exchange is open for business. We call each such day a "valuation date" or a "business day."

     We compute policy values as of 3:00 p.m., Central time, on each valuation date. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period."

     Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in full and proper order at any of the addresses shown on the first page of this prospectus. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the day following that valuation date.

     Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the contingent insureds' premium classes should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the contingent insureds' health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $300,000 provided the contingent insureds meet certain medical and risk requirements. The terms and conditions of this coverage are described in our "Limited Temporary Life Insurance Agreement." You can obtain a copy from our Administrative Center by writing to the address shown on the first page of this prospectus or from your AGL representative.

     Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign an appropriate premium class. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "Date of Issue." Policy months and years are measured from the date of issue. To preserve a younger age at issue for the contingent insureds, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

     Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

     Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been satisfied, including underwriting approval and receipt of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

     Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

     . Increases you request in the specified amount of insurance, reinstatements of a Policy that has lapsed, and changes in death benefit option take effect on the Policy's monthly deduction day on or next following our approval of the transaction;

     . In most states, we may return premium payments, make a partial surrender or reduce the death benefit if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

     . If you exercise the right to return your Policy described on the second page of this prospectus, your coverage will end when you deliver it to your AGL representative or if you mailed it to us, the day it is postmarked; and

     . If you pay a premium in connection with a request which requires our approval, your payment will be applied when received rather than following the effective date of the change requested so long as your coverage is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your request, no premium will be refunded to you except to the extent necessary to cure any violation of the maximum premium limitations under the Code. We will not apply this procedure to premiums you pay in connection with reinstatement requests.

MORE ABOUT THE DEATH BENEFIT

     Base coverage and supplemental coverage. The amount of insurance coverage you select at the time you apply to purchase a Policy is called the specified amount. The specified amount is the total of two types of coverage: your "base coverage" and "supplemental coverage," if any, that you select. You can choose to have only base coverage. You decide how much base coverage and how much supplemental coverage you want, as long as the total is not less than the minimum of $500,000 and at least 10% of the total is base coverage when you purchase the Policy. You can use the mix of base and supplemental coverage to emphasize your own objectives.

     Whenever you decrease the specified amount, we will reduce your base and supplemental coverages in the order set forth beginning on page 18 under "Decrease in Coverage", as long as at least 10% of the total is base coverage. A partial surrender will reduce the specified amount. In this case, we will deduct any surrender charge that applies to the decrease in base coverage, but not to the decrease in supplemental coverage. You can change the percentage of base coverage when you increase the specified amount but at least 10% of the total specified amount after the increase must be base coverage.

     Here are the features about supplemental coverage that differ from base coverage:

     .  Supplemental coverage has no surrender charges;

     . The four year monthly expense charge does not apply to supplemental coverage; and

     . The monthly insurance charge for supplemental coverage is always equal to or less than the monthly insurance charge for an equivalent amount of base coverage.

     Generally, if you choose supplemental coverage instead of base coverage, you will reduce your total charges and increase your accumulation value on a current charge basis. The more supplemental coverage you elect, the greater will be the amount of the reduction in charges and increase in accumulation value, on a current charge basis. Keep in mind, however, that our guarantee of a minimum death benefit will require a higher monthly guarantee premium for the first 5 Policy years if supplemental coverage is included. Therefore, before deciding how much, if any, supplemental coverage you should have, you should discuss with your AGL representative what you believe to be your own objectives. Your representative can provide you with further information and Policy illustrations showing how your selection of base and supplemental coverage can affect your Policy values under different assumptions. You can then decide what is to be your initial mix of base and supplemental coverage.

     Increases after age 90. We allow you to increase your supplemental coverage after the older contingent insured reaches age 90 and until the younger contingent insured reaches age 99 (or would have reached age 99, if deceased), but only under certain conditions:

     .  Increases are allowed only if you have financed the Policy's premiums.

     . Increases cannot result in a specified amount greater than the amount we approve through underwriting at the time the Policy is issued.

     . You must purchase the return of premium death benefit rider when the Policy is issued and keep the rider in force at all times.

     . You may be required to purchase additional base coverage because you must still maintain at least 10% of your specified amount as base coverage.

MORE ABOUT OUR DECLARED FIXED INTEREST ACCOUNT OPTION

     Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared fixed interest account option. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account or our declared fixed interest account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our declared fixed interest account option. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

     How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our declared fixed interest account option, but it will always be at an annual effective rate of at least 4%.

     Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our declared fixed interest account option. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our declared fixed interest account option will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

DISTRIBUTION OF THE POLICIES

     American General Distributors, Inc. ("AGDI") is the principal underwriter and distributor of the Policies. AGDI is an affiliate of AGL. In the states of Florida and Illinois, AGDI is known as American General Financial Distributors of Florida, Inc. and American General Financial Distributors of Illinois, Inc., respectively. AGDI's principal office is at 2929 Allen Parkway, Houston, Texas 77019. AGDI was organized as a Delaware corporation on June 24, 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934, as amended and a member of the National Association of Securities Dealers, Inc. ("NASD"). AGDI is also the principal underwriter for AGL's Separate Accounts A and D, as well as the underwriter for various separate accounts of other AGL affiliates. These separate accounts are registered investment companies. AGDI, as the principal underwriter and distributor, is not paid any fees on the Policies.

     We and AGDI have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of the NASD.

     We pay compensation directly to broker-dealers and banks for promotion and sales of the Policies. The compensation may vary with the sales agreement, but is generally not expected to exceed:

     . 85% of the premiums received in the first Policy year up to a "target" amount;

     . 3% of the premiums up to the target amount received in each of Policy years two through 10;

     . 3% of the premiums in excess of the target amount received in any of Policy years one through 10;

     . 0.20% of the Policy's accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years one through 30; and

     . 0.10% of the Policy's accumulation value (reduced by any outstanding loans) in the investment options after Policy year 30.

     We may pay additional compensation in the event a representative, a broker-dealer or bank reaches certain premium production levels.

     The target amount is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe are reasonable. For this purpose, we exclude any supplemental coverage and, therefore, the target premium is reduced proportionately by the amount of supplemental coverage.

     Commissions payable to broker-dealers and registered representatives for sales of the Policies are calculated based on the total premium payments for both the base and supplemental coverage. The commissions vary depending on the ratio of premium necessary for the base and supplemental coverage. The same amount of premium will result in the highest commission when there is no supplementary coverage. The commissions decline as the portion of the specified amount allocated to supplementary coverage increases. The lowest commission amount is payable when you choose the maximum amount of supplementary coverage.

     The maximum value of any alternative amounts we may pay for sales of the Policies is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

     We pay a comparable amount of compensation to the broker-dealers or banks with respect to any increase in the specified amount of coverage that you request. In addition, we may pay broker-dealers or banks expense allowances, bonuses, wholesaler fees and training allowances.

     We pay the compensation directly to any selling broker-dealer firm or bank. We pay the compensation from our own resources which does not result in any additional charge to you that is not described beginning on page 7. Each broker-dealer firm or bank, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

     We sponsor a non-qualified deferred compensation plan ("Plan") for our insurance agents. Some of our agents are registered representatives of our subsidiary broker-dealer American General Securities Incorporated and sell the Policies. These agents may, subject to regulatory approval, receive benefits under the Plan when they sell the Policies. The benefits are deferred and the Plan terms may result in the agent never receiving the benefits. The Plan provides for a varying amount of benefits annually. We have the right to change the Plan in ways that affect the amount of benefits earned each year.

PAYMENT OF POLICY PROCEEDS

     General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

     Delay of declared fixed interest account option proceeds. We have the right, however, to defer payment or transfers of amounts out of our declared fixed interest account option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

     Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

     Delay of Separate Account VL-R proceeds. We reserve the right to defer payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account VL-R, if:

     . the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted;

     . an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the accumulation value; or

     .  the SEC by order permits the delay for the protection of owners.

     Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

     Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

     . We cannot challenge the Policy after it has been in effect, during either contingent insured's lifetime, for two years from the date the Policy was issued or restored after termination. (Some states may require that we measure this time in another way. Some states may also require that we calculate the amount we are required to pay in another way.)

     . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during either contingent insured's lifetime.

     . We cannot challenge an additional benefit rider that provides benefits if either contingent insured becomes totally disabled, after two years from the later of the Policy's date of issue or the date the additional benefit rider becomes effective.

ADJUSTMENTS TO DEATH BENEFIT

     Suicide. If either contingent insured commits suicide during the first two Policy years, we will limit the death benefit proceeds to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans (plus credit for any unearned interest) and any partial surrenders.

     A new two year period begins if you increase the specified amount. You can increase the specified amount only if both contingent insureds are living at the time of the increase. In this case, if either contingent insured commits suicide during the first two years following the increase, we will refund the monthly insurance deductions attributable to the increase. The death benefit will then be based on the specified amount in effect before the increase.

     Some states require that we compute these periods for noncontestability differently following a suicide.

     Wrong age or gender. If the age or gender of either contingent insured was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

     Death during grace period. We will deduct from the insurance proceeds any monthly charges that remain unpaid because the last surviving contingent insured died during a grace period.

ADDITIONAL RIGHTS THAT WE HAVE

     We have the right at any time to:

     . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

     . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

     . end the automatic rebalancing feature if your accumulation value falls below $5,000;

     .  change the underlying Mutual Fund that any investment option uses;

     . add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another;

     . operate Separate Account VL-R under the direction of a committee or discharge such a committee at any time;

     .  change our underwriting and premium class guidelines;

     . operate Separate Account VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

     . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

     You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek policy owner approval.

PERFORMANCE INFORMATION

     From time to time, we may quote performance information for the divisions of Separate Account VL-R in advertisements, sales literature, or reports to owners or prospective investors.

     We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Funds in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges.

     We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of AGL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

     Performance information for any division reflects the performance of a hypothetical Policy and is not illustrative of how actual investment performance would affect the benefits under your Policy. You should not consider such performance information to be an estimate or guarantee of future performance.

OUR REPORTS TO POLICY OWNERS

     Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

AGL'S MANAGEMENT

     The directors, executive officers, and (to the extent responsible for variable life operations) the other principal officers of AGL are listed below.

NAME                        BUSINESS EXPERIENCE WITHIN PAST FIVE YEARS
--------------------------------------------------------------------------------------------
Rodney O. Martin, Jr.       Director of American General Life Insurance Company since
                            August 1996. Chairman of the Board and CEO of American General
                            Life Insurance Company since April 2000. President and CEO
                            (August 1996 - July 1998). President of American General Life
                            Insurance Company of New York (November 1995 - August 1996).

Donald W. Britton           Director of the Board of American General Life Insurance
                            Company since April 1999.  President of American General Life
                            Insurance Company since April 2000.  President of First Colony
                            Life, Lynchburg, Virginia (1996 - April 1999).

David A. Fravel             Director of American General Life Insurance Company since
                            November 1996.  Elected Executive Vice President in April 1998.
                            Previously held position of Senior Vice President of American
                            General Life Insurance Company since November 1996.  Senior
                            Vice President of Massachusetts Mutual, Springfield, Missouri
                            (March 1996 - June 1996).

David L. Herzog             Director, Executive Vice President and Chief Financial Officer of
                            American General Life Insurance Company since March 2000.
                            Vice President of General American, St. Louis, Missouri (June
                            1991 - February 2000).

John V. LaGrasse            Director of American General Life Insurance Company since
                            August 1996.  Chief Technology Officer of American General
                            Life Insurance Company since April 2000.  Elected Executive
                            Vice President in July 1998.  Previously held position of Senior
                            Vice President of American General Life Insurance Company
                            since August 1996.  Director of Citicorp Insurance Services, Inc.,
                            Dover, Delaware (1986 - 1996).

Royce G. Imhoff, II         Director of American General Life Insurance Company since
                            November 1997.  Previously held various positions with American
                            General Life Insurance Company including Vice President since
                            August 1996.

NAME                        BUSINESS EXPERIENCE WITHIN PAST FIVE YEARS
--------------------------------------------------------------------------------------------
Gary D. Reddick             Director of American General Life Insurance Company since
                            April 2001.  Executive Vice President of American General Life
                            Insurance Company since April 1998.  Vice Chairman since July
                            1997 and Executive Vice President - Administration of The
                            Franklin Life Insurance Company since February 1995.

Paul L. Mistretta           Executive Vice President of American General Life Insurance
                            Company since July 1999.  Senior Vice President of First Colony
                            Life Insurance, Lynchburg, Virginia (1992 - July 1999).

Don M. Ward                 Executive Vice President of American General Life Insurance
                            Company since April 2000.  Senior Vice President of American
                            General Life Insurance Company since February 1998.  Vice
                            President of Pacific Life Insurance Company, Newport Beach, CA
                            (1991 - February 1998).

Wayne A. Barnard            Senior Vice President of American General Life Insurance
                            Company since November 1997.  Previously held various
                            positions with American General Life Insurance Company
                            including Vice President since February 1991.

Robert M. Beuerlein         Senior Vice President and Chief Actuary of American General
                            Life Insurance Company since September 1999.  Previously held position of Vice President of American General Life Insurance
                            Company since December 1998.  Director, Senior Vice President and Chief Actuary of The Franklin Life Insurance Company,
                            Springfield, Illinois (January 1991 - June 1999).

David J. Dietz              Senior Vice President - Corporate Markets Group of American
                            General Life Insurance Company since January 1999.  President and Chief Executive Officer - Individual Insurance Operations of
                            The United States Life Insurance Company in the City of New
                            York since September 1997.  President of Prudential Select Life,
                            Newark, New Jersey (August 1990 - September 1997).

William Guterding           Senior Vice President of American General Life Insurance
                            Company since April 1999.  Senior Vice President and Chief
                            Underwriting Officer of The United States Life Insurance
                            Company in the City of New York since October 1980.

Robert F. Herbert, Jr.      Senior Vice President and Treasurer of American General Life
                            Insurance Company since May 1996, and Controller since
                            February 1991.

NAME                        BUSINESS EXPERIENCE WITHIN PAST FIVE YEARS
--------------------------------------------------------------------------------------------
Simon J. Leech              Senior Vice President of American General Life Insurance
                            Company since July 1997.  Previously held various positions with
                            American General Life Insurance Company since 1981, including
                            Director of Policy Owners' Service Department in 1993, and Vice
                            President - Policy Administration in 1995.

Mark R. McGuire             Senior Vice President of American General Life Insurance
                            Company since April 2001.  Vice President of American General
                            Life Companies (2000 - March 2001).  Vice President of The
                            Franklin Life Insurance Company (1997 - 2000).  Previously held various positions with American General Life Insurance Company since August 1988, including Director of Work Site Marketing
                            Administration (1996 - 1997), and Director of Annuity
                            Administration (1994 - 1996).

Roy V. Washington           Senior Vice President and Chief Compliance Officer of American
                            General Life Insurance Company since April 2001.  Senior Vice
                            President and Chief Compliance Officer of American General Life
                            Companies since May 2000.  Vice President of Lincoln National
                            Life, Fort Wayne, Indiana (June 1996 - May 2000).  Legal
                            Counsel of Lincoln National Life, Fort Wayne, Indiana (August
                            1994 - June 1996).

The principal business address of each person listed above is our Home Office; except that the street number for Messrs. Fravel, LaGrasse, Leech, Martin, Herzog, Imhoff, Britton, Mistretta, Barnard, and Reddick is 2929 Allen Parkway, the street number for Messrs. Ward and Washington is 2727 Allen Parkway, and the street number for Messrs. Dietz and Guterding is 390 Park Ave, 5/th/ Floor, New York, New York.

PRINCIPAL UNDERWRITER'S MANAGEMENT

The directors and principal officers of the principal underwriter are:

                             POSITION AND OFFICES
                             WITH UNDERWRITER,
NAME AND PRINCIPAL           AMERICAN GENERAL
BUSINESS ADDRESS             DISTRIBUTORS, INC.
----------------             ------------------
Robert P. Condon             Director and Chairman,
2929 Allen Parkway           Chief Executive Officer and President
Houston, TX 77019

Mary L. Cavanaugh            Director and Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

                             POSITION AND OFFICES
                             WITH UNDERWRITER,
NAME AND PRINCIPAL           AMERICAN GENERAL
BUSINESS ADDRESS             DISTRIBUTORS, INC.
----------------             ------------------
David H. den Boer            Director, Senior Vice President,
2929 Allen Parkway           and Secretary
Houston, TX 77019

Jennifer D. Cobbs            Executive Vice President
2929 Allen Parkway
Houston, TX 77019

Krien VerBerkmoes            Chief Compliance Officer
2929 Allen Parkway
Houston, TX 77019

John Reiner                  Chief Financial Officer and Treasurer
2929 Allen Parkway
Houston, TX 77019

Robyn Galerston              Assistant Vice President -
2919 Allen Parkway           Sales Literature Review
Houston, TX 77019

D. Lynne Walters             Tax Officer
2929 Allen Parkway
Houston, TX 77019

Pauletta P. Cohn             Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Lauren W. Jones              Assistant Secretary
2929 Allen Parkway
Houston, TX 77019

Daniel R. Cricks             Assistant Tax Officer
2929 Allen Parkway
Houston, TX 77019

James D. Bonsall             Assistant Treasurer
2929 Allen Parkway
Houston, TX  77019

LEGAL MATTERS

     We are not involved in any legal proceedings that would be considered material with respect to a policy owner's interest in Separate Account VL-R. Pauletta P. Cohn, Esquire, Deputy General

Counsel of the American General Life Companies, an affiliate of AGL, has opined as to the validity of the Policies.

ACCOUNTING AND AUDITING EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, as set forth in their report. We have included our financial statements in the prospectus in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing. The address of Ernst & Young LLP is One Houston Center, 1221 McKinney, Suite 2400, Houston, Texas 77010-2007.

ACTUARIAL EXPERT

     Actuarial matters have been examined by Robert M. Beuerlein who is Senior Vice President and Chief Actuary of AGL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

SERVICES AGREEMENTS

     American General Life Companies ("AGLC") is party to an existing general services agreement with AGL. AGLC, an affiliate of AGL, is a business trust established in Delaware on December 30, 2000. Prior to that date, AGLC was a Delaware corporation. Pursuant to this agreement, AGLC provides services to AGL, including most of the administrative, data processing, systems, customer services, product development, actuarial, auditing, accounting and legal services for AGL and the Policies.

     We have entered into various services agreements with most of the advisers or administrators for the Mutual Funds. We receive fees for the administrative services we perform. These fees do not result in any additional charges under the Policies that are not described under "What charges will AGL deduct from my investment in a Policy?"

     We have entered into a services agreement with PIMCO Variable Insurance Trust under which we receive fees paid directly by this Mutual Fund for services we perform.

CERTAIN POTENTIAL CONFLICTS

     The Mutual Funds sell shares to separate accounts of insurance companies (and may sell shares to certain qualified plans), both affiliated and not affiliated with AGL. We currently do not foresee any disadvantages to you arising out of such sales. Differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various owners to conflict. For example, violation of the federal tax laws by one separate account investing in the Funds could cause the contracts funded through another separate account to lose their tax-deferred status, unless remedial action were taken. However, each Mutual Fund has advised us that its board of trustees (or directors) intends to monitor events to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that a

Fund's response to any such event insufficiently protects our policy owners, we will see to it that appropriate action is taken to do so as well as report any material irreconcilable conflicts that we know exist to each Mutual Fund as soon as a conflict arises. If it becomes necessary for any separate account to replace shares of any Mutual Fund in which it invests, that Fund may have to liquidate securities in its portfolio on a disadvantageous basis.

FINANCIAL STATEMENTS

     The financial statements of AGL contained in this prospectus should be considered to bear only upon the ability of AGL to meet its obligations under the Policies. They should not be considered as bearing upon the investment experience of Separate Account VL-R. No financial statements of Separate Account VL-R are included because, at the date of this prospectus, none of the 41 divisions of Separate Account VL-R were available under the Policies.


                                                                PAGE TO
CONSOLIDATED FINANCIAL STATEMENTS OF                          SEE IN THIS
AMERICAN GENERAL LIFE INSURANCE COMPANY                       PROSPECTUS
---------------------------------------                       ----------
Unaudited Consolidated Balance Sheet as of June 30, 2001......    Q-1
Unaudited Consolidated Income Statement for the six months
   ended June 30, 2001........................................    Q-3
Report of Ernst & Young LLP Independent Auditors..............    F-1
Consolidated Balance Sheets as of December 31, 2000 and 1999..    F-2
Consolidated Statements of Income for the years ended
   December 31, 2000, 1999 and 1998...........................    F-4
Consolidated Statements of Shareholder's Equity for the years
   ended December 31, 2000, 1999 and 1998.....................    F-5
Consolidated Statements of Comprehensive Income
   for the years ended December 31, 2000, 1999, and 1998......    F-6
Consolidated Statements of Cash Flows for the years
   ended December 31, 2000, 1999 and 1998.....................    F-7
Notes to Consolidated Financial Statements....................    F-8

                    American General Life Insurance Company

                          Consolidated Balance Sheet

                                  (Unaudited)

                                                                   June 30
                                                                     2001
                                                                 -------------
                                                                 (In Thousands)
ASSETS
Investments:
  Fixed maturity securities, at fair value (amortized cost-
    $27,569,206)                                                  $27,677,835
  Equity securities, at fair value (cost - $374,350)                  412,662
  Mortgage loans on real estate                                     2,223,944
  Policy loans                                                      1,307,253
  Investment real estate                                               66,520
  Other long-term investments                                          59,058
  Short-term investments                                            1,771,759
  Derivatives                                                          16,632
                                                                 -------------
Total investments                                                  33,535,663

Cash                                                                   90,043
Investment in Parent Company (cost - $7,958)                           64,994
Indebtedness from affiliates                                           63,214
Accrued investment income                                             479,605
Accounts receivable                                                 1,195,476
Deferred policy acquisition costs                                   2,078,068
Property and equipment                                                 80,134
Other assets                                                          459,830
Assets held in separate accounts                                   21,152,666
                                                                 -------------
Total assets                                                      $59,199,693
                                                                 =============

                    American General Life Insurance Company

                          Consolidated Balance Sheet

                                  (Unaudited)

                                                                   June 30
                                                                     2001
                                                                 -------------
                                                                 (In Thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Future policy benefits                                          $30,188,492
  Other policy claims and benefits payable                             65,653
  Other policyholders' funds                                          393,745
  Federal income taxes                                                488,052
  Indebtedness to affiliates                                           10,721
  Other liabilities                                                 3,166,337
  Liabilities related to separate accounts                         21,152,666
                                                                 -------------
Total liabilities                                                  55,465,666

Shareholders' equity:
  Common stock, $10 par value, 600,000 shares authorized,
    issued, and outstanding                                             6,000
  Preferred stock, $100 par value, 8,500 shares authorized,
    issued, and outstanding                                               850
  Additional paid-in capital                                        1,417,250
  Accumulated other comprehensive income/(loss)                        83,847
  Retained earnings                                                 2,226,080
                                                                 -------------
Total shareholders' equity                                          3,734,027
                                                                 -------------
Total liabilities and shareholders' equity                        $59,199,693
                                                                 =============

                    American General Life Insurance Company

                         Consolidated Income Statement

                                  (Unaudited)

                                                                Six months ended
                                                                 June 30, 2001
                                                                ----------------
                                                                 (In Thousands)

Revenues:
  Premium and other considerations                                $   325,505
  Net investment income                                             1,193,047
  Net realized investment loss                                       (143,901)
  Other                                                                64,364
                                                                 -------------
                                                                    1,437,015

Benefits and expenses:
  Benefits                                                            887,730
  Operating costs and expenses                                        289,506
                                                                 -------------
Total benefits and expenses                                         1,177,236
                                                                 -------------

Income before income tax expense                                      259,779
Income tax expense                                                     74,909
                                                                 -------------
                                                                  $   184,870

Cumulative effect of accounting change                                (22,383)
                                                                 -------------
                                                                  $   162,487
                                                                 =============

[Ernst & Young Letterhead]


                         Report of Independent Auditors

Board of Directors and Stockholder
American General Life Insurance Company

We have audited the accompanying consolidated balance sheets of American General Life Insurance Company (an indirectly wholly-owned subsidiary of American General Corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholder's equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American General Life Insurance Company and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

February 5, 2001


                                                  /s/ Ernst & Young

                    American General Life Insurance Company

                          Consolidated Balance Sheets


                                                                                    December 31
                                                                             2000              1999
                                                                       ------------------------------------
                                                                                 (In Thousands)
Assets
Investments:
   Fixed maturity securities, at fair value (amortized cost -
      $27,098,978 in 2000 and $27,725,167 in 1999)                       $    26,991,695  $    27,029,409
   Equity securities, at fair value (cost - $413,959 in 2000 and
      $198,640 in 1999)                                                          413,908          237,065
   Mortgage loans on real estate                                               2,084,299        1,918,956
   Policy loans                                                                1,297,438        1,234,729
   Investment real estate                                                        124,117          125,563
   Other long-term investments                                                    46,833          129,155
   Short-term investments                                                        140,496          123,779
                                                                       ------------------------------------
Total investments                                                             31,098,786       30,798,656

Cash                                                                              44,747           45,983
Investment in Parent Company (cost - $8,597 in 2000
   and 1999)                                                                      57,019           53,083
Indebtedness from affiliates                                                      78,225           75,195
Accrued investment income                                                        472,187          482,652
Accounts receivable                                                              664,395          186,592
Deferred policy acquisition costs                                              2,090,810        1,956,653
Property and equipment                                                            80,665           78,908
Other assets                                                                     228,685          250,299
Assets held in separate accounts                                              22,225,525       23,232,419
                                                                       ------------------------------------
Total assets                                                             $    57,041,044  $    57,160,440
                                                                       ====================================

                          Consolidated Balance Sheets

                                                                                   December 31
                                                                             2000              1999
                                                                       ------------------------------------
                                                                                 (In Thousands)
Liabilities and shareholder's equity
Liabilities:
   Future policy benefits                                                $    29,524,610  $    29,901,842
   Other policy claims and benefits payable                                       47,369           53,326
   Other policyholders' funds                                                    388,433          371,632
   Federal income taxes                                                          466,314          375,332
   Indebtedness to affiliates                                                      6,909            7,086
   Other liabilities                                                             920,570          372,416
   Liabilities related to separate accounts                                   22,225,525       23,232,419
                                                                       ------------------------------------
Total liabilities                                                             53,579,730       54,314,053

Shareholder's equity:
   Common stock, $10 par value, 600,000 shares
      authorized, issued, and outstanding                                          6,000            6,000
   Preferred stock, $100 par value, 8,500 shares
      authorized, issued, and outstanding                                            850              850
   Additional paid-in capital                                                  1,370,821        1,371,687
   Accumulated other comprehensive loss                                          (31,466)        (356,865)
   Retained earnings                                                           2,115,109        1,824,715
                                                                       ------------------------------------
Total shareholder's equity                                                     3,461,314        2,846,387

                                                                       ------------------------------------
Total liabilities and shareholder's equity                               $    57,041,044  $    57,160,440
                                                                       ====================================

See accompanying notes.

                    American General Life Insurance Company

                       Consolidated Statements of Income

                                                                    Year ended December 31
                                                            2000             1999              1998
                                                     ------------------------------------------------------
                                                                        (In Thousands)
Revenues:
   Premiums and other considerations                   $       659,901   $       540,029  $       470,238
   Net investment income                                     2,362,694         2,348,196        2,316,933
   Net realized investment gains (losses)                      (98,109)            5,351          (33,785)
   Other                                                       134,769            82,581           69,602
                                                     ------------------------------------------------------
Total revenues                                               3,059,255         2,976,157        2,822,988

Benefits and expenses:
   Benefits                                                  1,775,120         1,719,375        1,788,417
   Operating costs and expenses                                481,107           495,606          467,067
   Interest expense                                                734                74               15
   Litigation settlement                                             -                 -           97,096
                                                     ------------------------------------------------------
Total benefits and expenses                                  2,256,961         2,215,055        2,352,595
                                                     ------------------------------------------------------
Income before income tax expense                               802,294           761,102          470,393

Income tax expense                                             260,860           263,196          153,719
                                                     ------------------------------------------------------
Net income                                             $       541,434   $       497,906  $       316,674
                                                     ======================================================

See accompanying notes.

                    American General Life Insurance Company

                Consolidated Statements of Shareholder's Equity

                                                                    Year ended December 31
                                                            2000             1999              1998
                                                     ------------------------------------------------------
                                                                        (In Thousands)
Common stock:
   Balance at beginning of year                        $         6,000    $        6,000   $        6,000
   Change during year                                                -                 -                -
                                                     ------------------------------------------------------
Balance at end of year                                           6,000             6,000            6,000

Preferred stock:
   Balance at beginning of year                                    850               850              850
   Change during year                                                -                 -                -
                                                     ------------------------------------------------------
Balance at end of year                                             850               850              850

Additional paid-in capital:
   Balance at beginning of year                              1,371,687         1,368,089        1,184,743
   Capital contribution from Parent Company                          -                 -          182,284
   Other changes during year                                      (866)            3,598            1,062
                                                     ------------------------------------------------------
Balance at end of year                                       1,370,821         1,371,687        1,368,089

Accumulated other comprehensive (loss) income:
      Balance at beginning of year                            (356,865)          679,107          427,526
      Change in unrealized gains (losses) on
         securities                                            325,399        (1,035,972)         251,581
                                                     ------------------------------------------------------
Balance at end of year                                         (31,466)         (356,865)         679,107

Retained earnings:
   Balance at beginning of year                              1,824,715         1,514,489        1,442,495
   Net income                                                  541,434           497,906          316,674
   Dividends paid                                             (251,040)         (187,680)        (244,680)
                                                     ------------------------------------------------------
Balance at end of year                                       2,115,109         1,824,715        1,514,489
                                                     ------------------------------------------------------
Total shareholder's equity                             $     3,461,314    $    2,846,387   $    3,568,535
                                                     ======================================================

See accompanying notes.

                     American General Life Insurance Company

                 Consolidated Statements of Comprehensive Income


                                                                    Year ended December 31
                                                            2000             1999              1998
                                                     ------------------------------------------------------
                                                                        (In Thousands)
Net income                                              $    541,434     $       497,906   $    316,674
Other comprehensive income:
   Gross change in unrealized gains (losses) on
      securities (pretax: $435,000; ($1,581,500);
      $341,000)                                              282,743          (1,027,977)       222,245
   Less: gains (losses) realized in net income               (42,656)              7,995        (29,336)
                                                     ------------------------------------------------------
   Change in net unrealized gains (losses) on
      securities (pretax: $500,000;
      ($1,593,800); $387,000)                                325,399          (1,035,972)       251,581
                                                     ------------------------------------------------------
Comprehensive (loss) income                             $    866,833     $      (538,066)  $    568,255
                                                     ======================================================

See accompanying notes.

                    American General Life Insurance Company

                     Consolidated Statements of Cash Flows


                                                                                          Year ended December 31
                                                                              2000                  1999                  1998
                                                                    ----------------------------------------------------------------
                                                                                                (In Thousands)
Operating activities
Net income                                                            $        541,434      $        497,906      $        316,674
Adjustments to reconcile net income to net cash
   (used in) provided by operating activities:
      Change in accounts receivable                                           (477,803)               10,004                11,613
      Change in future policy benefits and other policy claims              (2,566,783)           (2,422,221)             (866,428)
      Amortization of policy acquisition costs                                  23,443               101,066               125,062
      Policy acquisition costs deferred                                       (299,306)             (307,854)             (244,196)
      Change in other policyholders' funds                                      16,801               (26,955)                  273
      Provision for deferred income tax expense                                 57,228                85,257                15,872
      Depreciation                                                              28,677                24,066                19,418
      Amortization                                                              22,831               (30,894)              (26,775)
      Change in indebtedness to/from affiliates                                 (3,207)               74,814               (51,116)
      Change in amounts payable to brokers                                     478,132               (43,321)                 (894)
      Net loss on sale of investments                                           52,670                45,379                37,016
      Other, net                                                                47,646              (170,413)               57,307
                                                                    ----------------------------------------------------------------
Net cash used in operating activities                                       (2,078,237)           (2,163,166)             (606,174)

Investing activities
Purchases of investments and loans made                                    (33,436,962)          (44,508,908)          (28,231,615)
Sales or maturities of investments and receipts from
   repayment of loans                                                       33,627,301            43,879,377            26,656,897
Sales and purchases of property, equipment, and
   software, net                                                               (45,078)              (87,656)             (105,907)
                                                                    ----------------------------------------------------------------
Net cash provided by (used in) investing activities                            145,261              (717,187)           (1,680,625)

Financing activities
Policyholder account deposits                                                6,144,393             5,747,658             4,688,831
Policyholder account withdrawals                                            (3,960,747)           (2,754,915)           (2,322,307)
Dividends paid                                                                (251,040)             (187,680)             (244,680)
Capital contribution from Parent                                                     -                     -               182,284
Other                                                                             (866)                3,598                 1,062
                                                                    ----------------------------------------------------------------
Net cash provided by financing activities                                    1,931,740             2,808,661             2,305,190
                                                                    ----------------------------------------------------------------
(Decrease) increase in cash                                                     (1,236)              (71,692)               18,391
Cash at beginning of year                                                       45,983               117,675                99,284
                                                                    ----------------------------------------------------------------
Cash at end of year                                                   $         44,747      $         45,983      $        117,675
                                                                    ================================================================

Interest paid amounted to approximately $50,673,000, $2,026,000, and $420,000 in 2000, 1999, and 1998, respectively.

See accompanying notes.

                    American General Life Insurance Company

                  Notes to Consolidated Financial Statements

                               December 31, 2000


NATURE OF OPERATIONS

American General Life Insurance Company (the "Company") is a wholly-owned subsidiary of AGC Life Insurance Company, which is a wholly-owned subsidiary of American General Corporation (the "Parent Company"). The Company's wholly-owned life insurance subsidiaries are American General Life Insurance Company of New York ("AGNY") and The Variable Annuity Life Insurance Company ("VALIC"). During 1998, the Company formed a new wholly-owned subsidiary, American General Life Companies ("AGLC"), to provide management services to certain life insurance subsidiaries of the Parent Company.

The Company offers a complete portfolio of the standard forms of universal life, variable universal life, interest-sensitive whole life, term life, structured settlements, and fixed and variable annuities throughout the United States. In addition, a variety of equity products are sold through its wholly-owned broker/dealer, American General Securities, Inc. The Company serves the estate planning needs of middle- and upper-income households and the life insurance needs of small- to medium-sized businesses. AGNY offers a broad array of traditional and interest-sensitive insurance, in addition to individual annuity products. VALIC provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of health care, educational, public sector, and other not-for-profit organizations throughout the United States.

1. Accounting Policies

1.1 Preparation of Financial Statements

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of the Company and its wholly-owned subsidiaries. Transactions with the Parent Company and other subsidiaries of the Parent Company are not eliminated from the financial statements of the Company. All other material intercompany transactions have been eliminated in consolidation.

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Ultimate results could differ from those estimates.

                    American General Life Insurance Company

1. Accounting Policies (continued)

1.2 Statutory Accounting

The Company and its wholly-owned life insurance subsidiaries are required to file financial statements with state regulatory authorities. State insurance laws and regulations prescribe accounting practices for calculating statutory net income and equity. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The use of such permitted practices by the Company and its wholly-owned life insurance subsidiaries did not have a material effect on statutory equity at December 31, 2000.

Statutory financial statements differ from GAAP financial statements. Significant differences were as follows (in thousands):

                                                            2000             1999              1998
                                                     ------------------------------------------------------
Net income:
   Statutory net income (2000 net income is
      unaudited)                                       $     360,578     $     350,294    $     259,903
   Deferred policy acquisition costs and cost
      of insurance purchased                                 302,965           200,285          116,597
   Deferred income taxes                                     (85,401)          (86,456)         (53,358)
   Adjustments to policy reserves                              4,717            23,110           52,445
   Goodwill amortization                                      (1,910)           (2,437)          (2,033)
   Net realized gain (loss) on investments, net
      of tax                                                 (62,075)            2,246           41,488
   Litigation settlement                                           -                 -          (63,112)
   Other, net                                                 22,560            10,864          (35,256)
                                                     ------------------------------------------------------
GAAP net income                                        $     541,434     $     497,906    $     316,674
                                                     ======================================================

Shareholders' equity:
   Statutory capital and surplus (2000 balance
      is unaudited)                                    $   1,908,887     $   1,753,570    $   1,670,412
   Deferred policy acquisition costs                       2,090,810         1,975,667        1,109,831
   Deferred income taxes                                    (457,054)         (350,258)        (698,350)
   Adjustments to policy reserves                           (250,808)         (202,150)        (274,532)
   Acquisition-related goodwill                               27,069            52,317           54,754
   Asset valuation reserve ("AVR")                           353,818           351,904          310,564
   Interest maintenance reserve ("IMR")                       18,942            53,226           27,323
   Investment valuation differences                         (121,982)         (683,500)       1,487,658
   Surplus from separate accounts                           (155,471)         (180,362)        (174,447)
   Other, net                                                 47,103            75,973           55,322
                                                     ------------------------------------------------------
Total GAAP shareholders' equity                        $   3,461,314     $   2,846,387    $   3,568,535
                                                     ======================================================

                    American General Life Insurance Company

1. Accounting Policies (continued)

1.2 Statutory Accounting (continued)

The more significant differences between GAAP and statutory accounting principles are that under GAAP: (a) acquisition costs related to acquiring new business are deferred and amortized (generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins), rather than being charged to operations as incurred; (b) future policy benefits are based on estimates of mortality, interest, and withdrawals generally representing the Company's experience, which may differ from those based on statutory mortality and interest requirements without consideration of withdrawals; (c) deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse; (d) certain assets (principally furniture and equipment, agents' debit balances, computer software, and certain other receivables) are reported as assets rather than being charged to retained earnings; (e) acquisitions are accounted for using the purchase method of accounting rather than being accounted for as equity investments; and
(f) fixed maturity investments are carried at fair value rather than amortized cost. In addition, statutory accounting principles require life insurance companies to establish an AVR and an IMR. The AVR is designed to address the credit-related risk for bonds, preferred stocks, derivative instruments, and mortgages and market risk for common stocks, real estate, and other invested assets. The IMR is composed of investment- and liability-related realized gains and losses that result from interest rate fluctuations. These realized gains and losses, net of tax, are amortized into income over the expected remaining life of the asset sold or the liability released.

1.3 Insurance Contracts

The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include traditional whole life, endowment, guaranteed renewable term life, universal life, limited payment, and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts. At December 31, 2000 and 1999, insurance investment contracts of $25.0 million and $25.9 million, respectively, were included in the Company's liabilities.

                    American General Life Insurance Company

1. Accounting Policies (continued)

1.4 Investments

Fixed Maturity and Equity Securities

Substantially all fixed maturity and equity securities were classified as available-for-sale and recorded at fair value at December 31, 2000 and 1999. After adjusting related balance sheet accounts as if the unrealized gains (losses) had been realized, the net adjustment is recorded in accumulated other comprehensive income (loss), within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security's amortized cost is reduced to its fair value, and the reduction is recorded as a realized loss.

At various times, the Company holds trading securities and reports them at fair value. Our trading security portfolio was immaterial at year-end 2000 and 1999. Realized and unrealized gains (losses) related to trading securities are included in net investment income, however, trading securities did not have a material effect on net investment income in 2000, 1999, and 1998.

Equity partnerships, which are reported in equity securities, are accounted for under the equity method of accounting. For those partnerships that report changes in the fair value of underlying equity investments in earnings, the Company records its proportionate interest in investment gains (losses).

Mortgage Loans

Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance for losses covers estimated losses based on our assessment of risk factors such as potential non-payment or non-monetary default. The allowance is primarily based on a loan-specific review.

Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

                    American General Life Insurance Company

1. Accounting Policies (continued)

1.4 Investments (continued)

Policy Loans

Policy loans are reported at unpaid principal balance.

Real Estate

Real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

Dollar Roll Agreements

Dollar rolls are agreements to sell mortgage-backed securities and to repurchase substantially the same securities at a specified price and date in the future. We account for dollar rolls as short-term collateralized financings and include the repurchase obligation in other liabilities. There were no dollar rolls outstanding at December 31, 2000 or 1999.

Investment Income

Interest on fixed maturity securities and performing mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

Income on mortgage-backed securities is recognized using a constant effective yield based on estimated prepayments of the underlying mortgages. If actual prepayments differ from estimated prepayments, a new effective yield is calculated and the net investment in the security is adjusted accordingly. The adjustment is recognized in net investment income.

Realized Investment Gains

Realized investment gains (losses) are recognized using the specific-identification method and reported in net realized investment gains (losses).

                    American General Life Insurance Company

1. Accounting Policies (continued)

1.5 Separate Accounts

Separate Accounts are assets and liabilities associated with certain contracts, principally annuities, for which the investment risk lies solely with the contract holder. Therefore, the Company's liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the consolidated statements of income, comprehensive income, and cash flows. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share.

1.6 Deferred Policy Acquisition Costs ("DPAC") and Cost of Insurance Purchased ("CIP")

Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

CIP represents the cost assigned to insurance contracts in force that are acquired through the purchase of a block of business. At December 31, 2000, CIP of $15.6 million was reported within other assets.

DPAC and CIP associated with interest-sensitive life contracts, insurance investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. If estimated gross profits change significantly, DPAC and CIP balances are recalculated using the new assumptions. Any resulting adjustment is included in current earnings as an adjustment to DPAC or CIP amortization. DPAC and CIP associated with all other insurance contracts is charged to expense over the premium-paying period or as the premiums are earned over the life of the contract. Interest is accreted on the unamortized balance of DPAC at rates used to compute policyholder reserves and on the unamortized balance of CIP at rates of 2.5% to 7.88%.

DPAC and CIP are adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income within shareholder's equity.

                    American General Life Insurance Company

1. Accounting Policies (continued)

1.6 Deferred Policy Acquisition Costs ("DPAC") and Cost of Insurance Purchased ("CIP") (continued)

The Company reviews the carrying amount of DPAC and CIP on at least an annual basis. Management considers estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable. Any amounts deemed unrecoverable are charged to expense.

1.7 Other Assets

Goodwill is charged to expense in equal amounts, generally over 40 years. The Company reviews goodwill for indicators of impairment in value which it believes are other than temporary, including unexpected or adverse changes in the following: (1) the economic or competitive environments in which the Company operates, (2) profitability analyses, (3) cash flow analyses, and (4) the fair value of the relevant subsidiary. If facts and circumstances suggest that a subsidiary's goodwill is impaired, the Company assesses the fair value of the underlying business based on an independent appraisal and reduce goodwill to an amount that results in the book value of the subsidiary approximating fair value.

1.8 Policy and Contract Claims Reserves

Substantially all of the Company's insurance and annuity liabilities relate to long duration contracts. The contracts normally cannot be changed or canceled by the Company during the contract period.

For interest-sensitive life insurance and investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on estimates of the cost of future policy benefits. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.00% to 13.50% at December 31, 2000.

                    American General Life Insurance Company

1. Accounting Policies (continued)

1.9 Premium Recognition

Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges. Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DPAC.

For limited-payment contracts, net premiums are recorded as revenue, and the difference between the gross premium received and the net premium is deferred and recognized in a constant relationship to insurance in force. For all other contracts, premiums are recognized when due.

1.10 Reinsurance

The Company limits its exposure to loss on any single insured to $2.5 million by ceding additional risks through reinsurance contracts with other insurers. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. If the reinsurer could not meet its obligations, the Company would reassume the liability as the Company remains primarily liable to the policyholder.

A receivable is recorded for the portion of benefits paid and insurance liabilities that have been reinsured. Reinsurance recoveries on ceded reinsurance contracts were $20 million, $28 million, and $63 million, during 2000, 1999, and 1998, respectively. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies. Benefits paid and future policy benefits related to ceded insurance contracts are recorded as reinsurance receivables, and are included in accounts receivable.

1.11 Participating Policy Contracts

Participating life insurance accounted for approximately 1% of life insurance in force at December 31, 2000 and 1999.

                    American General Life Insurance Company

1. Accounting Policies (continued)

1.11 Participating Policy Contracts (continued)

The portion of earnings allocated to participating policyholders is excluded from net income and shareholder's equity. Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $4.4 million, $4.6 million, and $4.9 million in 2000, 1999, and 1998, respectively.

1.12 Income Taxes

The Company and its life insurance subsidiaries, together with certain other life insurance subsidiaries of the Parent Company, are included in a life/non-life consolidated tax return with the Parent Company and its noninsurance subsidiaries. The Company participates in a tax sharing agreement with other companies included in the consolidated tax return. Under this agreement, tax payments are made to the Parent Company as if the companies filed separate tax returns; and companies incurring operating and/or capital losses are reimbursed for the use of these losses by the consolidated return group.

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income. Changes related to fluctuations in fair value of available-for-sale securities are included in the consolidated statements of comprehensive income and accumulated other comprehensive income in shareholder's equity.

                    American General Life Insurance Company

1. Accounting Policies (continued)

1.13 Accounting Changes

SFAS 133

On January 1, 2001, the Company will adopt Statement of Financial Accounting Standards ("SFAS") 133, Accounting for Derivative Instruments and Hedging Activities, which requires all derivative instruments to be recognized at fair value in the balance sheet. Changes in the fair value of a derivative instrument will be reported in net income or other comprehensive income, depending upon the intended use of the derivative instrument.

The adoption of SFAS 133 is not expected to have a material impact on the company's results of operations and financial position in future periods. The impact of fair value adjustments on derivatives which do not qualify for hedge accounting and any ineffectiveness resulting from hedging activities will be recorded in investment gains (losses).

Codification

The Company has performed a review of the revised Accounting Practices and Procedures Manual ("Codification") effective January 1, 2001 and determined that the effect of these changes will not result in a significant reduction in the Company's statutory basis-capital and surplus as of adoption.

                    American General Life Insurance Company

2. Investments

2.1 Investment Income

Investment income by type of investment was as follows for the year ended:

                                                            2000             1999              1998
                                                     ------------------------------------------------------
                                                                        (In Thousands)
Investment income:
   Fixed maturities                                    $   2,050,503     $   2,118,794    $   2,101,730
   Equity securities                                          22,996            17,227            1,813
   Mortgage loans on real estate                             159,414           134,878          148,447
   Investment real estate                                     22,749            20,553           23,139
   Policy loans                                               71,927            69,684           66,573
   Other long-term investments                                13,062             7,539            3,837
   Short-term investments                                     66,296            24,874           15,492
   Investment income from affiliates                          10,733             8,695           10,536
                                                     ------------------------------------------------------
Gross investment income                                    2,417,680         2,402,244        2,371,567
Investment expenses                                           54,986            54,048           54,634
                                                     ------------------------------------------------------
Net investment income                                  $   2,362,694     $   2,348,196    $   2,316,933
                                                     ======================================================

The carrying value of investments that produced no investment income during 2000 was less than 1.5% of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the Company's results of operations and financial position.

Derivative financial instruments did not have a material effect on net investment income in 2000, 1999, or 1998.

                    American General Life Insurance Company

2. Investments (continued)

2.2 Net Realized Investment Gains (Losses)

Realized gains (losses) by type of investment were as follows for the year ended:

                                                            2000             1999              1998
                                                     ------------------------------------------------------
                                                                        (In Thousands)
Fixed maturities:
   Gross gains                                         $      62,856     $     118,427     $     20,109
   Gross losses                                             (174,057)         (102,299)         (62,657)
                                                     ------------------------------------------------------
Total fixed maturities                                      (111,201)           16,128          (42,548)
Equity securities                                                  -               793              645
Other investments                                             13,092           (11,570)           8,118
                                                     ------------------------------------------------------
Net realized investment gains (losses)
   before tax                                                (98,109)            5,351          (33,785)
Income tax expense (benefit)                                 (34,338)            1,874          (11,826)
                                                     ------------------------------------------------------
Net realized investment gains (losses)
   after tax                                           $     (63,771)    $       3,477     $    (21,959)
                                                     ======================================================

                    American General Life Insurance Company

2. Investments (continued)

2.3 Fixed Maturity and Equity Securities

All fixed maturity and equity securities are classified as available-for-sale and reported at fair value. Amortized cost and fair value at December 31, 2000 and 1999 were as follows:

                                                                 Gross            Gross
                                               Amortized       Unrealized        Unrealized          Fair
                                                 Cost            Gain               Loss             Value
                                         ------------------------------------------------------------------------
                                                                     (In Thousands)
December 31, 2000
Fixed maturity securities:
   Corporate securities:
      Investment-grade                     $    18,495,450   $       420,049   $    (420,341)   $    18,495,158
      Below investment-grade                     1,662,879            14,888        (287,880)         1,389,887
   Mortgage-backed securities*                   6,340,762           145,597          (5,907)         6,480,452
   U.S. government obligations                     215,220            22,526             (21)           237,725
   Foreign governments                             209,305             7,402          (1,655)           215,052
   State and political subdivisions                168,302             2,940          (4,821)           166,421
   Redeemable preferred stocks                       7,060                 -             (60)             7,000
                                         ------------------------------------------------------------------------
Total fixed maturity securities            $    27,098,978   $       613,402   $    (720,685)   $    26,991,695
                                         ========================================================================
Equity securities                          $       413,959   $        10,146   $     (10,197)   $       413,908
                                         ========================================================================
Investment in Parent Company               $         8,597   $        48,422   $           -    $        57,019
                                         ========================================================================

* Primarily include pass-through securities guaranteed by and mortgage obligations ("CMOs") collateralized by the U.S. government and government agencies.

                    American General Life Insurance Company

2. Investments (continued)

2.3 Fixed Maturity and Equity Securities (continued)

                                                                   Gross              Gross
                                                 Amortized       Unrealized         Unrealized          Fair
                                                   Cost             Gain               Loss             Value
                                         ------------------------------------------------------------------------
                                                                     (In Thousands)
December 31, 1999 Fixed maturity securities:
   Corporate securities:
      Investment-grade                        $  19,455,518     $ 134,003         $ (704,194)      $ 18,885,326
      Below investment-grade                      1,368,494        11,863           (114,260)         1,266,098
   Mortgage-backed securities*                    6,195,003        45,022            (74,746)         6,165,279
   U.S. government obligations                      276,621        15,217             (2,376)           289,462
   Foreign governments                              245,782         5,774             (1,767)           249,789
   State and political subdivisions                 154,034           499            (10,836)           143,697
   Redeemable preferred stocks                       29,715            43                  -             29,758
                                            ------------------------------------------------------------------------
Total fixed maturity securities               $  27,725,167     $ 212,421         $ (908,179)      $ 27,029,409
                                            ========================================================================
Equity securities                             $     198,640     $  39,381         $     (956)      $    237,065
                                            ========================================================================
Investment in Parent Company                  $       8,597     $  44,486         $        -       $     53,083
                                            ========================================================================

* Primarily include pass-through securities guaranteed by and mortgage obligations ("CMOs") collateralized by the U.S. government and government agencies.

                    American General Life Insurance Company

2. Investments (continued)

2.3 Fixed Maturity and Equity Securities (continued)

Net unrealized gains (losses) on securities included in accumulated comprehensive income in shareholders' equity at December 31 were as follows:

                                                            2000              1999
                                                      -------------------------------
                                                            (In Thousands)
Gross unrealized gains                                  $   671,970     $    296,288
Gross unrealized losses                                    (730,882)        (909,135)
DPAC and other fair value adjustments                        23,119          200,353
Deferred federal income taxes                                 4,330           55,631
Other                                                            (3)              (2)
                                                      --------------------------------
Net unrealized losses on securities                     $   (31,466)    $   (356,865)
                                                      ================================

The contractual maturities of fixed maturity securities at December 31, 2000 were as follows:

                                                   2000                             1999
                                    -----------------------------------------------------------------------
                                         Amortized         Market         Amortized        Market
                                           Cost             Value           Cost            Value
                                    -----------------------------------------------------------------------
                                              (In thousands)                     (In thousands)
Fixed maturity securities, excluding
 mortgage-backed securities:
      Due in one year or less         $   832,001      $    833,695     $   810,124       $   813,683
      Due after one year through
         five years                     5,539,620         5,562,918       5,380,557         5,394,918
      Due after five years through
         ten years                      7,492,395         7,433,403       8,350,207         8,080,065
      Due after ten years               6,894,200         6,681,227       6,988,799         6,575,461
Mortgage-backed securities              6,340,762         6,480,452       6,195,480         6,165,282
                                    -----------------------------------------------------------------------
Total fixed maturity securities       $27,098,978      $ 26,991,695     $27,725,167       $27,029,409
                                    =======================================================================

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity. Proceeds from sales of fixed maturities were $12.3 billion, $12.3 billion, and $5.4 billion, during 2000, 1999, and 1998, respectively.

                    American General Life Insurance Company

2. Investments (continued)

2.4 Mortgage Loans on Real Estate

Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the Company requires loan-to-value ratios of 75% or less, based on management's credit assessment of the borrower. The mortgage loan portfolio was distributed as follows at December 31, 2000 and 1999:

                                      Outstanding    Percent of        Percents
                                        Amount          Total        Nonperforming
                                     ---------------------------------------------
                                     (In Millions)
December 31, 2000
Geographic distribution:
   South Atlantic                        $     461        22.0%          0.0%
   Pacific                                     374        17.9           7.6
   West South Central                          200         9.6           0.0
   East South Central                          158         7.6           0.0
   East North Central                          290        13.9           0.0
   Mid-Atlantic                                374        18.0           0.0
   Mountain                                     89         4.3           0.0
   West North Central                           68         3.3           0.0
   New England                                  79         3.8           0.0
Allowance for losses                            (9)       (0.4)          0.0
                                       --------------------------
Total                                    $   2,084       100.0%          1.4%
                                       ==========================

Property type:
   Retail                                $     596        28.5%          0.0%
   Office                                      900        43.2           3.2
   Industrial                                  300        14.4           0.0
   Apartments                                  181         8.7           0.0
   Hotel/motel                                  77         3.7           0.0
   Other                                        39         1.9           0.0
Allowance for losses                            (9)       (0.4)          0.0
                                       --------------------------
Total                                    $   2,084       100.0%          1.4%
                                       ==========================

                    American General Life Insurance Company

2. Investments (continued)

2.4 Mortgage Loans on Real Estate (continued)

                                  Outstanding        Percent of         Percent
                                    Amount             Total          Nonperforming
                                -------------------------------------------------------
                                 (In Millions)
December 31, 1999
Geographic distribution:
   South Atlantic                   $     470            24.6%             0.2%
   Pacific                                363            18.9              7.8
   Mid-Atlantic                           185             9.6              0.0
   East North Central                     144             7.5              0.0
   Mountain                               256            13.3              0.0
   West South Central                     323            16.8              0.9
   East South Central                     107             5.6             13.8
   West North Central                      43             2.2              0.0
   New England                             44             2.3              0.0
Allowance for losses                      (16)           (0.8)             0.0
                                -----------------------------------
Total                               $   1,919           100.0%             2.4%
                                ===================================

Property type:
   Office                           $     628            32.6%             2.5%
   Retail                                 746            38.9              4.2
   Industrial                             302            15.7              0.0
   Apartments                             189             9.9              0.0
   Hotel/motel                             46             2.4              0.0
   Other                                   24             1.3              0.2
Allowance for losses                      (16)           (0.8)             0.0
                                -----------------------------------
Total                               $   1,919           100.0%             2.4%
                                ===================================

Impaired mortgage loans on real estate and related interest income is not material.

                    American General Life Insurance Company

3. Deferred Policy Acquisitions Costs

The balance of DPAC at December 31 and the components of the change reported in operating costs and expenses for the years then ended were as follows:

                                                            2000              1999                1998
                                                     ------------------------------------------------------
                                                                        (In Thousands)
Balance at January 1                                   $     1,956,653   $     1,087,718    $       835,031
   Capitalization                                              174,379           191,143            135,023
   Accretion of interest                                       124,927           116,711            109,173
   Amortization                                                (23,443)         (101,066)          (125,062)
   Effect of net realized and unrealized gains
      (losses) on securities                                  (141,706)          662,147            133,553
                                                     --------------------------------------------------------
Balance at December 31                                 $     2,090,810   $     1,956,653    $     1,087,718
                                                     ========================================================

4. Other Assets

Other assets consisted of the following:

                                                                 December 31
                                                           2000              1999
                                                     ------------------------------------
                                                               (In Thousands)
Goodwill                                               $      27,069    $      52,317
Cost of insurance purchased ("CIP")                           15,598           19,014
Computer software                                             73,215          117,571
Other                                                        112,803           61,397
                                                     ------------------------------------
Total other assets                                     $     228,685    $     250,299
                                                     ====================================

                    American General Life Insurance Company

4. Other Assets (continued)

A rollforward of CIP for the year ended December 31, 2000, was as follows:

                                                       2000              1999
                                                 ------------------------------------
                                                           (In Thousands)
Balance at January 1                               $      19,014    $      22,113
Accretion of interest at 5.02%                               788              926
Amortization                                              (3,432)          (4,025)
Other changes                                               (772)               -
                                                 ------------------------------------
Balance at December 31                             $      15,598    $      19,014
                                                 ====================================

5. Federal Income Taxes

5.1 Tax Liabilities

Income tax liabilities were as follows:

                                                                    December 31
                                                              2000              1999
                                                        ------------------------------------
                                                                  (In Thousands)
Current tax (receivable) payable                          $       9,260    $      25,074
Deferred tax liabilities, applicable to:
   Net income                                                   463,117          405,889
   Net unrealized investment gains                               (6,063)         (55,631)
                                                        ------------------------------------
Total deferred tax liabilities                                  457,054          350,258
                                                        ------------------------------------
Total current and deferred tax liabilities                $     466,314    $     375,332
                                                        ====================================

                    American General Life Insurance Company

5. Federal Income Taxes (continued)

5.1 Tax Liabilities (continued)

Components of deferred tax liabilities and assets at December 31 were as follows:

                                                                             2000              1999
                                                                       ------------------------------------
                                                                                 (In Thousands)
Deferred tax liabilities applicable to:
   Deferred policy acquisition costs                                     $     624,393    $     601,678
   Basis differential of investments                                            55,603                -
   Other                                                                       143,307          171,763
                                                                        ------------------------------------
Total deferred tax liabilities                                                 823,303          773,441

Deferred tax assets applicable to:
   Policy reserves                                                            (285,488)        (215,465)
   Basis differential of investments                                                 -         (158,421)
   Other                                                                       (89,761)        (141,236)
                                                                       ------------------------------------
Total deferred tax assets before valuation allowance                          (375,249)        (515,122)
Valuation allowance                                                              9,000           91,939
                                                                       ------------------------------------
Total deferred tax assets, net of valuation allowance                         (366,249)        (423,183)
                                                                       ------------------------------------
Net deferred tax liabilities                                             $     457,054    $     350,258
                                                                       ====================================

Under prior Federal income tax law, one-half of the excess of a life insurance company's income form operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "policyholders' surplus." At December 31, 2000, the Company had approximately $88.2 million of policyholders' surplus on which no payment of Federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. Barring the passage of unfavorable tax legislation, the Company does not believe that any significant portion of the account will be taxed in the foreseeable future. Accordingly, no deferred tax liability has been recognized in relation to the policyholders' surplus account. If the entire balance of the policyholders' surplus became taxable at the current federal income tax rates, the tax would be approximately $30.9 million.

                    American General Life Insurance Company

5. Federal Income Taxes (continued)

5.2 Tax Expense

Components of income tax expense for the years were as follows:

                                                            2000             1999              1998
                                                     ------------------------------------------------------
                                                                        (In Thousands)
Current expense                                         $    174,263      $    176,725     $    134,344
Deferred expense (benefit):
   Deferred policy acquisition cost                           82,739            65,377           33,230
   Policy reserves                                            12,738           (22,654)           2,189
   Basis differential of investments                          14,627            (4,729)          11,969
   Litigation settlement                                       2,764            22,641          (33,983)
   Year 2000                                                       -                 -           (9,653)
   Internally developed software                               3,702            18,654                -
   Other, net                                                (29,973)            7,182           15,623
                                                     ------------------------------------------------------
Total deferred expense                                        86,597            86,471           19,375
                                                     ------------------------------------------------------
Income tax expense                                      $    260,860      $    263,196     $    153,719
                                                     ======================================================

A reconciliation between the income tax expense computed by applying the federal income tax rate (35%) to income before taxes and the income tax expense reported in the financial statement is presented below.

                                                            2000             1999              1998
                                                     ------------------------------------------------------
                                                                        (In Thousands)
Income tax at statutory percentage of
   GAAP pretax income                                   $    279,241      $    266,386     $    164,638
Tax-exempt investment income                                 (16,654)          (16,423)         (11,278)
Goodwill                                                         669               853              712
Other                                                         (2,396)           12,380             (353)
                                                     ------------------------------------------------------
Income tax expense                                      $    260,860      $    263,196     $    153,719
                                                     ======================================================

                    American General Life Insurance Company

5. Federal Income Taxes (continued)

5.3 Taxes Paid

Income taxes paid amounted to approximately $182 million, $126 million, and $159 million, in 2000, 1999, and 1998, respectively.

5.4 Tax Return Examinations

The Parent Company and the majority of its subsidiaries file a consolidated federal income tax return. The Internal Revenue Service ("IRS") has completed examinations of the Parent Company's tax returns through 1992. The IRS is currently examining tax returns for 1993 through 1999. In addition, the tax returns of companies recently acquired are also being examined. Although the final outcome of any issues raised in examination is uncertain, the Parent Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the consolidated financial statements.

6. Transactions With Affiliates

Affiliated notes and accounts receivable were as follows:

                                               December 31, 2000                December 31, 1999
                                       --------------------------------------------------------------------
                                           Par Value       Book Value       Par Value       Book Value
                                       --------------------------------------------------------------------
                                                                 (In Thousands)
American General Corporation,
   9%, due 2008                           $     4,725      $     3,486     $    4,725       $     3,410
American General Corporation,
   Promissory notes, due 2004                   9,786            9,786         12,232            12,232
American General Corporation,
   Restricted Subordinated Note,
   13 1/2%, due 2002                           25,321           25,321         27,378            27,378
                                       --------------------------------------------------------------------
Total notes receivable from affiliates         39,832           38,593         44,335            43,020
Accounts receivable from affiliates                 -           39,632              -            32,175
                                       --------------------------------------------------------------------
Indebtedness from affiliates              $    39,832      $    78,225     $   44,335       $    75,195
                                       ====================================================================

                    American General Life Insurance Company

6. Transactions With Affiliates (continued)

Various American General companies provide services to the Company, principally mortgage servicing and investment management services, provided by American General Investment Management Corporation on a fee basis. The Company paid approximately $85,002,378, $55,318,000, and $46,921,000, for such services in
2000, 1999, and 1998, respectively. Accounts payable for such services at December 31, 2000 and 1999 were not material. The Company rents facilities and provides services on an allocated cost basis to various American General companies. Beginning in 1998, amounts received by the Company from affiliates include amounts received by its wholly-owned, non-life insurance subsidiary, American General Life Companies ("AGLC"). AGLC provides shared services, including technology, to a number of American General Corporation's life insurance subsidiaries. The Company received approximately $171,650,000, $138,885,000, and $66,550,000, for such services and rent in 2000, 1999, and
1998, respectively. Accounts receivable for rent and services at December 31, 2000 and 1999 were not material.

The Company has 8,500 shares of $100 par value cumulative preferred stock authorized and outstanding with an $80 dividend rate, redeemable at $1,000 per share after December 31, 2000. The holder of this stock, The Franklin Life Insurance Company ("Franklin"), an affiliated company, is entitled to one vote per share, voting together with the holders of common stock.

7. Benefit Plans

7.1 Pension Plans

The Company has non-contributory defined benefit pension plans covering most employees. Pension benefits are based on the participant's compensation and length of credited service.

Equity and fixed maturity securities were 65% and 28%, respectively, of the plans' assets at the plans' most recent balance sheet dates. Additionally, 1% of plan assets were invested in general investment accounts of the Parent Company's subsidiaries through deposit administration insurance contracts.

                    American General Life Insurance Company

7. Benefit Plans (continued)

7.1 Pension Plans (continued)

The benefit plans have purchased annuity contracts from American General Corporation's subsidiaries to provide benefits for certain retirees. These contracts are expected to provide future annual benefits to certain retirees of American General Corporation and its subsidiaries of approximately $58 million.

The components of pension (income) expense and underlying assumptions were as follows:

                                                            2000             1999              1998
                                                     ------------------------------------------------------
                                                                        (In Thousands)
Service cost                                            $      4,605      $      3,575     $      3,693
Interest cost                                                  9,818             7,440            6,289
Expected return on plan assets                               (17,815)          (12,670)          (9,322)
Amortization                                                    (918)             (820)            (557)
Recognized Net Actuarial Loss/(Gain)                            (868)                -                -
                                                     ------------------------------------------------------
Pension (income) expense                                $     (5,178)     $     (2,475)    $        103
                                                     ======================================================

Discount rate on benefit obligation                             8.00%             7.75%            7.00%
Rate of increase in compensation levels                         4.50%             4.25%            4.25%
Expected long-term rate of return on plan assets
                                                               10.35%            10.35%           10.25%

The Company's funding policy is to contribute annually no more than the maximum deductible for federal income tax purposes. The funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:


                                                             2000              1999
                                                       ------------------------------------
                                                                 (In Thousands)
Projected benefit obligation (PBO)                        $    130,175     $    100,600
Plan assets at fair value                                      187,266          145,863
                                                       ------------------------------------
Plan assets at fair value in excess of PBO                      57,091           45,263
Other unrecognized items, net                                  (32,730)         (26,076)
                                                       ------------------------------------
Prepaid pension expense                                   $     24,361     $     19,187
                                                       ====================================

                    American General Life Insurance Company

7. Benefit Plans (continued)

7.1 Pension Plans (continued)

The change in PBO was as follows:

                                                             2000              1999
                                                       ------------------------------------
                                                                 (In Thousands)
PBO at January 1                                          $    100,600     $     96,554
Service and interest costs                                      14,423           11,015
Benefits paid                                                   (5,394)          (4,919)
Actuarial loss                                                   1,668          (12,036)
Amendments, transfers, and acquisitions                         18,878            9,986
                                                       ------------------------------------
PBO at December 31                                        $    130,175     $    100,600
                                                       ====================================

The change in the fair value of plan assets was as follows:

                                                           2000              1999
                                                     ------------------------------------
                                                               (In Thousands)
Fair value of plan assets at January 1                  $    145,863     $    120,898
Actual return on plan assets                                   9,249           17,934
Benefits paid                                                 (5,344)          (4,919)
Acquisitions and other                                        37,498           11,950
                                                     ------------------------------------
Fair value of plan assets at December 31                $    187,266     $    145,863
                                                     ====================================

Postretirement Benefits Other Than Pensions

The Company has life, medical, supplemental major medical, and dental plans for certain retired employees and agents. Most plans are contributory, with retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The Company has reserved the right to change or eliminate these benefits at any time.

                    American General Life Insurance Company

7. Benefit Plans (continued)

7.2 Postretirement Benefits Other Than Pensions (continued)

The life plans are insured through December 31, 1999. A portion of the retiree medical and dental plans is funded through a voluntary employees' beneficiary association ("VEBA"); the remainder is unfunded and self-insured. All of the retiree medical and dental plans' assets held in the VEBA were invested in readily marketable securities at its most recent balance sheet date.

Postretirement benefit expense in 2000, 1999, and 1998 was $35,000, $254,000, and $60,000, respectively. The accrued liability for postretirement benefits was $20.5 million and $18.8 million at December 31, 2000, 1999, and 1998, respectively. These liabilities were discounted at the same rates used for the pension plans.

8. Derivative Financial Instruments

8.1 Use of Derivative Financial Instruments

The Company's use of derivative financial instruments is generally limited to reducing its exposure to interest rate and currency exchange risk. The Company uses interest rate and currency swap agreements and options to enter into interest rate swap agreements. The Company accounts for these derivative and financial instruments as hedges. Hedge accounting requires a high correlation between changes in fair values or cash flows of the derivative financial instrument and the specific item being hedged, both at inception and throughout the life of the hedge.

8.2 Interest Rate and Currency Swap Agreements

Interest rate swap agreements are used to convert specific investment securities from a floating to a fixed rate basis, or vice versa, and to hedge against the risk of declining interest rates on anticipated security purchases.

Currency swap agreements are used to convert cash flows from specific investment securities denominated in foreign currencies into U.S. dollars at specific exchange rates and to hedge against currency rate fluctuation on anticipated security purchases.

                    American General Life Insurance Company

8. Derivative Financial Instruments (continued)

8.2 Interest Rate and Currency Swap Agreements (continued)

The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

The fair values of swap agreements are recognized in the consolidated balance sheets if the hedge investments are carried at fair value or if they hedge anticipated purchases of such investments. In this event, changes in the fair value of a swap agreement are reported in net unrealized gains on securities included in other accumulated comprehensive income in shareholders' equity, consistent with the treatment of the related investment security.

For swap agreements hedging anticipated investment purchases, the net swap settlement amount or unrealized gain or loss is deferred and included in the measurement of the anticipated transaction when it occurs.

Swap agreements generally have terms of two to ten years. Any gain or loss from early termination of a swap agreement is deferred and amortized into income over the remaining term of the related investment. If the underlying investment is extinguished or sold, any related gain or loss on swap agreements is recognized in income.

                    American General Life Insurance Company

8. Derivative Financial Instruments (continued)

8.2 Interest Rate and Currency Swap Agreements (continued)

Interest rate and currency swap agreements related to investment securities at December 31 were as follows:

                                                                             2000        1999
                                                                       ---------------------------
                                                                           (Dollars in Millions)
Interest rate swap agreements to receive fixed rate:
   Notional amount                                                        $   160      $    160
   Average receive rate                                                      6.74%         6.73%
   Average pay rate                                                          6.94%         6.55%
Currency swap agreements (receive U.S. dollars/pay Canadian dollars):
      Notional amount (in U.S. dollars)                                   $    74      $    124
      Average exchange rate                                                  1.43          1.50
Currency swap agreements (receive U.S. dollars/pay Australian dollars):
      Notional amount (in U.S. dollars)                                   $    23      $     23
      Average exchange rate                                                  1.85          0.65

8.3 Swaptions

Options to enter into interest rate swap agreements are used to limit the Company's exposure to reduced spreads between investment yields and interest crediting rates should interest rates decline significantly over prolonged periods. During such periods, the spread between investment yields and interest crediting rates may be reduced as a result of certain limitations on the Company's ability to manage interest crediting rates. Call swaptions allow the Company to enter into interest rate swap agreements to receive fixed rates and pay lower floating rates, effectively increasing the spread between investment yields and interest crediting rates.

During prolonged periods of increasing interest rates, the spread between investment yields and interest crediting rates may be reduced if the Company decides to increase interest crediting rates to limit surrenders. Put swaptions, which allow the Company to enter into interest rate swap agreements to pay fixed rates and receive higher floating rates, effectively maintain the spread between investment yields and interest crediting rates during such periods.

                    American General Life Insurance Company

8. Derivative Financial Instruments (continued)

8.3 Swaptions (continued)

Premiums paid to purchase swaptions are included in investments and are amortized to net investment income over the exercise period of the swaptions. If a swaption is terminated, any gain is deferred and amortized to insurance and annuity benefits over the expected life of the insurance and annuity contracts and any unamortized premium is charged to income. If a swaption ceases to be an effective hedge, any related gain or loss is recognized in income.

Swaptions at December 31 were as follows:

                                           2000          1999
                                      ------------------------------
                                          (Dollars in Millions)
Call swaptions:
   Notional amount                       $    723      $   3,780
   Average strike rate                       5.00%          4.52%

Put swaptions:
   Notional amount                       $    790      $   2,140
   Average strike rate                       8.70%          8.60%

8.4 Credit and Market Risk

Derivative financial instruments expose the Company to credit risk in the event of non-performance by counterparties. The Company limits this exposure by entering into agreements with counterparties having high credit ratings and by regularly monitoring the ratings. The Company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material impact on the Company's consolidated results of operations or financial position.

The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of the agreements and the related items being hedged.

                    American General Life Insurance Company

9. Fair Value of Financial Instruments

Carrying amounts and fair values for certain of the Company's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all the Company's assets and liabilities, and (2) the reporting of investments at fair value without a corresponding evaluation of related policyholders liabilities can be misinterpreted.

                                                   2000                      1999
                                           Fair       Carrying         Fair       Carrying
                                          Value        Amount         Value        Amount
                                    ----------------------------------------------------------------
                                                                (In millions)
Assets
Fixed maturity and equity securities    $ 27,406      $  27,406       $  27,266      $ 27,266
Mortgage loans on real estate              2,090          2,084           1,829         1,919
Policy loans                               1,357          1,297           1,205         1,235
Short-term investments                       140            140             124           124
Assets held in separate accounts          22,226         22,226          23,232        23,232

Liabilities
Insurance investment contracts            25,038         25,328          24,099        25,917
Liabilities related to separate
    accounting                            22,226         22,226          23,232        23,232

The following methods and assumptions were used to estimate the fair value of financial instruments:

         Fixed Maturity and Equity Securities

         Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, fair values were estimated using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of investments.

                    American General Life Insurance Company

9. Fair Value of Financial Instruments (continued)

         Mortgage Loans on Real Estate

         Fair value of mortgage loans was estimated primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

         Policy Loans

         Fair value of policy loans was estimated using discounted cash flows and actuarially determined assumptions, incorporating market rates.

         Investment in Parent Company

         The fair value of the investment in Parent Company is based on quoted market prices of American General Corporation common stock.

         Assets and Liabilities Related to Separate Accounts

         The fair value of Separate Account assets and liabilities was based on quoted net asset value per share of the underlying mutual funds.

         Derivative Financial Instruments

         If the Company elected to terminate the interest rate swaps, they would have paid $-0- million and $4.7 million at December 31, 2000 and 1999, respectively, and received $11.4 million and $2.3 million at December 31, 2000 and 1999. These fair values were estimated using cash flows discounted at current market rates.

         Insurance Investment Contracts

         Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates.

                    American General Life Insurance Company

9. Fair Value of Financial Instruments (continued)

         Indebtedness From Affiliates

         Indebtedness from affiliates is composed of accounts receivable and notes receivable from affiliates. Due to the short-term nature of accounts receivable, fair value is assumed to equal carrying value. Fair value of notes receivable was estimated using discounted cash flows based on contractual maturities and discount rates that were based on U.S. Treasury rates for similar maturity ranges.

10. Dividends Paid

American General Life Insurance Company paid $251 million, $187 million, and $244 million, in dividends on common stock to AGC Life Insurance Company in 2000, 1999, and 1998, respectively. The Company also paid $680 thousand per year in dividends on preferred stock to an affiliate, The Franklin Life Insurance Company, in 2000, 1999, and 1998.

11. Restrictions, Commitments, and Contingencies

The Company and its insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as dividends without prior approval from their respective state insurance departments. At December 31, 2000, approximately $3.1 billion of consolidated shareholder's equity represents net assets of the Company, which cannot be transferred, in the form of dividends, loans, or advances to the Parent Company. Approximately $2.3 billion of consolidated shareholders' equity is similarly restricted as to transfer from its subsidiaries to the Company.

Generally, the net assets of the Company's subsidiaries available for transfer to the Parent are limited to the amounts that the subsidiaries' net assets, as determined in accordance with statutory accounting practices, exceed minimum statutory capital requirements. However, payments of such amounts as dividends may be subject to approval by regulatory authorities and are generally limited to the greater of 10% of policyholders' surplus or the previous year's statutory net gain from operations.

The Company has various leases, substantially all of which are for office space and facilities. Rentals under financing leases, contingent rentals, and future minimum rental commitments and rental expense under operating leases are not material.

                    American General Life Insurance Company

11. Restrictions, Commitments, and Contingencies (continued)

In recent years, various life insurance companies have been named as defendants in class action lawsuits relating to life insurance pricing and sales practices, and a number of these lawsuits have resulted in substantial settlements. On December 16, 1998, American General Corporation announced that certain of its life insurance subsidiaries had entered into agreements to resolve all pending market conduct class action lawsuits.

In conjunction with the proposed settlements, the Company recorded a charge of $97.1 million ($63.1 million after-tax) in the fourth quarter of 1998. The charge covered the cost of policyholder benefits and other anticipated expenses resulting from the proposed settlements, as well as other administrative and legal costs.

On December 31, 1998, the Company entered into an agreement with the Parent Company whereby the Company assigned, and the Parent Company assumed, $80.1 million of the liabilities of the Company related to the proposed resolution. The liabilities of American General Life Insurance Company of New York, which totaled $17.0 million, were not assumed by the Parent Company. As consideration for the assumption of the liabilities, the Company paid the Parent Company an amount equal to the liabilities recorded with respect to the proposed resolution of the litigation. As of December 31, 2000, the Company has a remaining market conduct litigation liability of $6.3 million recorded.

The Company is party to various other lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who have excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions continues to create the potential for an unpredictable judgment in any given suit.

                    American General Life Insurance Company

11. Restrictions, Commitments, and Contingencies (continued)

Insurance companies that are under regulatory supervision result in assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. At December 31, 2000 and 1999, the Company has accrued $3.8 million and $8.6 million, respectively, for guaranty fund assessments, net of $-0- million and $3.4 million, respectively, of premium tax deductions. The Company has recorded receivables of $5.9 million and $4.4 million at December 31, 2000 and 1999, respectively, for expected recoveries against the payment of future premium taxes. Expenses incurred for guaranty fund assessments were $6.2 million, $2.1 million, and $3.6 million, in 2000, 1999, and 1998, respectively.

                    American General Life Insurance Company

12. Reinsurance

Reinsurance transactions for the years ended December 31, 2000, 1999, and 1998 were as follows:

                                                            Ceded to        Assumed                          Percentage
                                                Gross         Other        From Other                        of Amount
                                               Amount       Companies      Companies        Net Amount      Assumed to Net
                                         -----------------------------------------------------------------------------------
                                                                     (In Thousands)
December 31, 2000
Life insurance in force                    $ 53,258,777    $ 21,254,765     $    401,854    $ 32,405,866        1.24%
                                         ====================================================================
Premiums:
   Life insurance and annuities                 138,418          77,566              810          61,662        1.31%
   Accident and health insurance                    877             127                -             750        0.00%
                                         --------------------------------------------------------------------
Total premiums                             $    139,295    $     77,693     $        810    $     62,412        1.30%
                                         ====================================================================
December 31, 1999
Life insurance in force                    $ 50,060,334    $ 17,056,734     $    524,062    $ 33,527,662        1.56%
                                         ====================================================================
Premiums:
   Life insurance and annuities            $    101,900    $     49,530     $        252    $     52,622        0.48%
   Accident and health insurance                    977              84                -             893        0.00%
                                         --------------------------------------------------------------------
Total premiums                             $    102,877    $     49,614     $        252    $     53,515        0.47%
                                         ====================================================================
December 31, 1998
Life insurance in force                    $ 46,057,031    $ 13,288,183     $    629,791    $ 33,398,639        1.89%
                                         ====================================================================
Premiums:
   Life insurance and annuities            $     90,298    $     42,235     $        117    $     48,180        0.24%
   Accident and health insurance                  1,134              87                -           1,047        0.00%
                                         --------------------------------------------------------------------
Total premiums                             $     91,432    $     42,322     $        117    $     49,227        0.24%
                                         ====================================================================

Reinsurance recoverable on paid losses was approximately $12.2 million, $8.0 million, and $7.7 million, at December 31, 2000, 1999, and 1998, respectively. Reinsurance recoverable on unpaid losses was approximately $3.2 million, $10.5 million, and $2.5 million, at December 31, 2000, 1999, and 1998, respectively.

                    American General Life Insurance Company

13. Division Operations

13.1 Nature of Operations

The Company manages its business operation through two divisions, which are based on products and services offered.

Retirement Services

The Retirement Services Division provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of educational, health care, public sector, and other not-for-profit organizations marketed nationwide through exclusive sales representatives.

Life Insurance

The Life Insurance division provides traditional, interest-sensitive, and variable life insurance and annuities to a broad spectrum of customers through multiple distribution channels focused on specific market segments.

                    American General Life Insurance Company

13. Division Operations

13.2 Division Results

Results of each division exclude goodwill amortization, net realized investment gains, and non-recurring items.

Division earnings information was as follows:

                                Revenues                  Income Before Taxes                   Earnings
                     ------------------------------------------------------------------------------------------------
                        2000      1999      1998       2000       1999       1998       2000       1999      1998
                     ------------------------------------------------------------------------------------------------
                                                              (In Millions)
Retirement Services    $ 2,215   $ 2,088   $ 1,987    $   702    $  567    $  469     $   463     $  374    $ 315
Life Insurance             942       883       870        199       191       162         143        123      107
                     ------------------------------------------------------------------------------------------------
Total divisions          3,157     2,971     2,857        901       758       631         606        497      422
Goodwill amortization        -         -         -         (1)       (2)       (2)         (1)        (2)      (2)
RG (L)                     (98)        5       (34)       (98)        5       (34)        (64)         3      (22)
Nonrecurring items           -         -         -          -         -      (125)(a)       -          -      (81)(a)
                     ------------------------------------------------------------------------------------------------
Total consolidated     $ 3,059   $ 2,976   $ 2,823    $   802    $  761    $  470     $   541     $  498    $ 317
                     ================================================================================================

(a) Includes $97 million pretax ($63 million after-tax) in litigation settlements and $28 million pretax ($18 million after-tax) in Year 2000 costs.

Division balance sheet information was as follows:

                                                                 Assets                       Liabilities
                                                    -----------------------------------------------------------------
                                                                              December 31
                                                    -----------------------------------------------------------------
In millions                                               2000            1999            2000            1999
                                                    -----------------------------------------------------------------
Retirement Services                                    $    46,356     $    47,323     $    43,970     $    45,359
Life Insurance                                              10,685           9,837           9,610           8,955
                                                    -----------------------------------------------------------------
Total consolidated                                     $    57,041     $    57,160     $    53,580     $    54,314
                                                    =================================================================

                    American General Life Insurance Company

14. Subsequent Event

On March 11, 2001, American General Corporation entered into a definitive merger agreement with Prudential plc. Under the agreement, American General Corporation's shareholders will exchange shares of American General Corporation's common stock for 3.6622 shares of Prudential plc common stock. The transaction, which is subject to shareholder and regulatory approvals, is expected to be completed in third quarter 2001.

INDEX OF WORDS AND PHRASES

This index should help you to locate more information about some of the terms and phrases used in this prospectus.

                                                  PAGE TO
                                                SEE IN THIS
DEFINED TERM                                    PROSPECTUS
------------                                    ----------
accumulation value...........................         6
Administrative Center........................       1,4
AGLC.........................................        56
AGL..........................................        34
amount at risk...............................         8
automatic rebalancing........................         6
base coverage................................    14, 45
basis........................................        36
beneficiary..................................        42
cash surrender value.........................        23
cash value accumulation test.................        15
close of business............................        43
Code.........................................        35
contingent insured...........................         4
cost of insurance rates......................        43
daily charge.................................         7
date of issue................................        44
death benefit................................        14
declared fixed interest account option.......        46
dollar cost averaging........................         5
full surrender...............................        23
Fund, Funds..................................         2
guideline premium test.......................        15
investment option............................         1
lapse........................................        16
last surviving contingent insured............         4
loan, loan interest..........................        24
maturity, maturity date......................        25
modified endowment contract..................        35
monthly deduction day........................        44
monthly guarantee premium....................        17
monthly insurance charge.....................         8
Mutual Fund..................................         2

                                                  PAGE TO
                                                SEE IN THIS
DEFINED TERM                                    PROSPECTUS
------------                                    ----------
Option 1, Option 2...........................        14
planned periodic premium.....................        16
Policy.......................................         1
Policy loan..................................        24
Policy month, year...........................        44
premium payments.............................         5
reinstate, reinstatement.....................        16
SEC..........................................         2
Separate Account.............................         1
Separate Account VL-R........................        34
seven-pay test...............................        35
specified amount.............................        14
surrender....................................        23
telephone transactions.......................        28
transfers....................................        17
uninsurable..................................        26
valuation date, period.......................        43
variable investment option...................         1

     We have filed a registration statement relating to Separate Account VL-R and the Policy with the SEC. The registration statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus. If you would like the additional information, you may obtain it from the SEC's Website at http://www.sec.gov or main office in Washington, D.C. You will have to pay a fee for the material.

     You should rely only on the information contained in this prospectus or sales materials we have approved. We have not authorized anyone to provide you with information that is different. The policies are not available in all states. This prospectus is not an offer in any state to any person if the offer would be unlawful.

PART II

(OTHER INFORMATION)


UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

     American General Life Insurance Company's Bylaws provide in Article VII for indemnification of directors, officers and employees of the Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

     American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

The facing sheet.
Cross-Reference Table.
Prospectus, consisting of 59 pages of text, plus 48 financial pages of American
        General Life Insurance Company.
The undertaking to file reports.
The Rule 484 undertaking.
Representation pursuant to Section 26(e)(2)(A).
The signatures.
Written Consents of the following persons:

     (a) Pauletta P. Cohn, Deputy General Counsel of American General Life Companies

     (b) American General Life Insurance Company's Actuary

     (c) Independent Auditors

The following exhibits:

     1.  Exhibits required by Article IX, paragraph A of Form N-8B-2:

          (1)(a) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (1)

             (b) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of variable life insurance standards of suitability and conduct. (1)

          (2)        Not applicable.

          (3)(a) Form of Distribution Agreement between American General Life Insurance Company and American General Distributors, Inc. (16)

             (b)(i)  Form of Selling Group Agreement.  (16)

                (ii) Form of Selling Group Agreement, Schedule A (identifying the policy offered) and Schedule B (describing the commissions paid). (14)

             (c) Schedule of Commissions (incorporated by reference from the text included under the heading "Distribution of the Policies" in the prospectus that is filed as part of this Registration Statement).

          (4)         Not applicable.

          (5) Specimen form of the "Platinum Investor/SM/ Survivor II" Last Survivor Flexible Premium Variable Universal Life Insurance Policy (Policy Form No. 01206). (Filed herewith)

          (6)(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (2)

             (b) Bylaws of American General Life Insurance Company, adopted January 22, 1992. (3)

             (c) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (5)

          (7)         Not applicable.

          (8)(a)(i) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (6)

                (ii) Form of Amendment Four to Participation Agreement by and Among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (Filed herewith)

             (b)(i) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company.
                      (10)

                (ii) Amendment One to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company dated as of July 21, 1998. (8)

                (iii) Form of Amendment Two to Participation Agreement by and
                      between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (15)

                (iv) Form of Amendment Three to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series

                       Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (16)

              (c)(i) Form of Participation Agreement Between American General Life Insurance Company and Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (6)

                 (ii) Amendment One to Participation Agreement by and among American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. dated December 1, 1998. (8)

              (d)(i) Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (6)

                 (ii) Form of Amendment Five to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (15)

                 (iii) Form of Amendment Six to Participation Agreement by and
                       among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (Filed herewith)

              (e)(i) Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP, Van Kampen American Capital Distributors, Inc., American General Life Insurance Company and American General Securities Incorporated. (9)

                 (ii) Amendment Number 1 to Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd LLP, Van Kampen American Capital Distributors, Inc., American General Life Insurance Company and American General Securities Incorporated. (11)

                 (iii) Form of Amendment Seven to Participation Agreement among
                       Morgan Stanley Universal Funds, Inc., Van Kampen American Capital Distributors, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd, LLP, American General Life Insurance Company and American General Securities Incorporated. (16)

                 (iv) Form of Amendment Eight to Participation Agreement among Morgan Stanley Universal Funds, Inc., Van Kampen American Capital

                       Distributors, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd, LLP, American General Life Insurance Company and American General Distributors, Inc. (Filed herewith)

              (f) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (6)

              (g)(i) Form of Participation Agreement Among American General Life Insurance Company, American General Securities Incorporated, SAFECO Resources Series Trust and SAFECO Securities, Inc. (6)

                 (ii) Form of Amendment Four to Participation Agreement among American General Life Insurance Company, American General Securities Incorporated, SAFECO Resource Series Trust and SAFECO Securities, Inc. (16)

                 (iii) Form of Amendment Five to Participation Agreement among
                       American General Life Insurance Company, American General Securities Incorporated, SAFECO Resource Series Trust and SAFECO Securities, Inc. (Filed herewith)

              (h)(i) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (9)

                 (ii) Amendment One to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (8)

                 (iii) Form of Amendment Six to Amended and Restated
                       Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management Inc., American General Life Insurance Company and American General Securities Incorporated. (16)

                 (iv) Form of Amendment Seven to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management Inc., American General Life Insurance Company and American General Securities Incorporated. (Filed herewith)

              (i) Form of Administrative Services Agreement between American General Life Insurance Company and fund distributor. (5)

              (j) Form of Administrative Services Agreement between American General Life Insurance Company, Miller Anderson & Sherrard LLP and Morgan Stanley Dean Witter Investment Management Inc. (14)

              (k) Form of Administrative Services Agreement between American General Life Insurance Company and SAFECO Asset Management Company. (14)

              (l) Form of Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company dated January 1, 2000. (13)

              (m) Form of Services Agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies. (7)

              (n) Administrative Services Agreement dated as of June 1, 1998, between American General Life Insurance Company and AIM Advisors, Inc. (4)

              (o)(i) Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation. (4)

                 (ii) Amendment to Administrative Services Agreement dated as of
                      August 11, 1998, between American General Life Insurance Company and the Dreyfus Corporation effective as of December 1, 1998. (4)

              (p)(i) Form of Participation Agreement by and between American General Life Insurance Company, Ayco Asset Management and Ayco Series Trust. (15)

                 (ii) Form of Amendment No. 1 to Participation Agreement by and
                      between American General Life Insurance Company, Ayco Asset Management and Ayco Series Trust. (Filed herewith)

              (q)(i) Form of Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company. (15)

                 (ii) Form of Amendment No. 1 to Amended and Restated
                      Participation Agreement by and between Variable Insurance Products Fund, Fidelity

                      Distributors Corporation and American General Life Insurance Company. (Filed herewith)

              (r)(i) Form of Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (15)

                 (ii) Form of Amendment No. 1 to Amended and Restated
                      Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company. (Filed herewith)

              (s) Form of Participation Agreement by and between American General Life Insurance Company and J. P. Morgan Series Trust II. (15)

              (t)(i) Form of Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (15)

                 (ii) Form of Amendment No. 1 to Fund Participation Agreement by
                      and between American General Life Insurance Company and Janus Aspen Series. (Filed herewith)

              (u) Form of Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributor LLC. (15)

              (v) Form of Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company. (15)

              (w) Form of Participation Agreement by and between American General Life Insurance Company, Warburg Pincus Trust, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc. (15)

              (x)(i) Form of Administrative Services Agreement by and between Ayco Asset Management and American General Life Insurance Company. (15)

                 (ii) Form of Amendment No. 1 to Administrative Services
                      Agreement by and between Ayco Asset Management and American General Life Insurance Company. (Filed herewith)

              (y) Form of Service Contract by and between Fidelity Distributors Corporation and American General Life Insurance Company. (15)

              (z) Form of Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and American General Life Insurance Company. (15)

              (aa) Form of Administrative Services Agreement by and between
                   American General Life Insurance Company and Morgan Guaranty Trust Company of New York. (15)

              (bb) Form of Distribution and Shareholder Services Agreement by
                   and between Janus Distributors, Inc. and American General Life Insurance Company. (15)

              (cc) Form of Services Agreement by and between American General
                   Life Insurance Company and Pacific Investment Management, LLC. (15)

              (dd) Form of PIMCO Variable Insurance Trust Services Agreement by
                   and between American General Life Insurance Company and PIMCO Variable Insurance Trust. (15)

              (ee) Form of Administrative Services Agreement by and between
                   American General Life Insurance Company and Credit Suisse Asset Management, LLC. (15)

              (ff) Form of Shareholder Services Agreement by and between
                   American General Life Insurance Company and American Century Investment Management, Inc. (19)

              (gg) Sales Agreement by and between American General Life
                   Insurance Company, Neuberger & Berman Advisors Management Trust and Neuberger & Berman Management Incorporated. (19)

              (hh) Form of Assignment and Modification Agreement by and between
                   Neuberger & Berman Management Incorporated and American General Life Insurance Company. (19)

              (ii) Form of Administrative Services Agreement by and between
                   American General Life Insurance Company and Neuberger & Berman Management Incorporated. (19)

          (9)      Not applicable.

          (10)(a) Specimen form of Multiple Insured Life Insurance Application-Part A. (14)

              (b) Specimen form of Multiple Insured Life Insurance Application - Part B. (14)

              (c) Specimen form of Medical Exam Form Life Insurance Application. (14)

              (d) Specimen form of product specific Service Request Form. (Filed herewith)

              (e) Description of American General Life Insurance Company's Issuance, Transfer and Redemption Procedures for Variable Universal Life Insurance Policies Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940.
                   (18)

              (f) Specimen form of Variable Universal Life Insurance Supplemental Application. (Filed herewith)

           (11) Not applicable. Rule 17j(1)(c)(i) of the Investment Company Act of 1940 specifically exempts the Separate Account from adopting a code of ethics.

     2.  Other Exhibits

             2(a) Opinion and Consent of Pauletta P. Cohn, Deputy General Counsel of American General Life Companies. (Filed herewith)

             2(b) Opinion and Consent of American General Life Insurance Company's actuary. (Filed herewith)

             3     Not applicable.

             4     Not applicable.

             6     Consent of Independent Auditors.  (Filed herewith)

             7     Powers of Attorney.  (20)
------------
(1) Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on December 18, 1997.

(2) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 33-43390) of American General Life Insurance Company Separate Account D filed on October 16, 1991.

(3) Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 33-43390) of American General Life Insurance Company Separate Account D filed on April 30, 1992.

(4) Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on January 15, 1999.

(5) Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on August 19, 1998.

(6) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on March 23, 1998.

(7) Incorporated by reference to Pre-Effective Amendment No. 23 to Form N-4 Registration Statement (File No. 33-44745) of American General Life Insurance Company Separate Account A filed on April 24, 1998.

(8) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on March 18, 1999.

(9) Incorporated by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 33-43390) of American General Life Insurance Company Separate Account D filed on April 30, 1997.

(10) Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on February 12, 1998.

(11) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on August 25, 1999.

(12) Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-90787) of American General Life Insurance Company Separate Account VL-R filed on November 12, 1999.

(13) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-87307) of American General Life Insurance Company Separate Account VL-R filed on January 20, 2000.

(14) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-90787) of American General Life Insurance Company Separate Account VL-R filed on February 4, 2000.

(15) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on September 20, 2000.

(16) Incorporated by reference to Post-Effective Amendment No. 4 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on October 11, 2000.

(17) Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-90787) of American General Life Insurance Company Separate Account VL-R filed on October 18, 2000.

(18) Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R filed on April 10, 2001.

(19) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R filed on January 21, 2000.

(20) Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on July 16, 2001.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, American General Life Insurance Company Separate Account VL-R, has duly caused this amended registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston, and state of Texas, on the 9th day of October, 2001.

                             AMERICAN GENERAL LIFE INSURANCE
                             COMPANY SEPARATE ACCOUNT VL-R
                             (Registrant)

                             BY:  AMERICAN GENERAL LIFE
                                  INSURANCE COMPANY
                                  (On behalf of the Registrant and itself)



                                  BY: /s/  ROBERT F. HERBERT, JR.
                                      ---------------------------
                                        Robert F. Herbert, Jr.
                                        Senior Vice President, Treasurer and
                                        Controller
[SEAL]



ATTEST:   /s/  LAUREN W. JONES
          --------------------
             Lauren W. Jones
             Assistant Secretary


     Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


RODNEY O. MARTIN, JR.*     Director, Chairman and       October 9, 2001
----------------------     Chief Executive Officer
(Rodney O. Martin, Jr.)


DONALD W. BRITTON*         Director                     October 9, 2001
------------------
(Donald W. Britton)


DAVID L. HERZOG*           Director and Chief           October 9, 2001
----------------           Financial Officer
(David L. Herzog)

Signature                  Title                        Date
---------                  -----                        ----

DAVID A. FRAVEL*           Director                   October 9, 2001
----------------
(David A. Fravel)


ROYCE G. IMHOFF, II*       Director                   October 9, 2001
--------------------
(Royce G. Imhoff, II)


JOHN V. LAGRASSE*          Director                   October 9, 2001
-----------------
(John V. LaGrasse)


GARY D. REDDICK*           Director                   October 9, 2001
----------------
(Gary D. Reddick)


THOMAS M. ZUREK*           Director                   October 9, 2001
----------------
(Thomas M. Zurek)


*/s/  ROBERT F. HERBERT, JR.
----------------------------
By:  Robert F. Herbert, Jr.
     Attorney-in-Fact

EXHIBIT INDEX:

The following exhibits:

     1.  Exhibits required by Article IX, paragraph A of Form N-8B-2:

         (5) Specimen form of the "Platinum Investor/SM/ Survivor II" Last Survivor Flexible Premium Variable Universal Life Insurance Policy (Policy Form No. 01206).

          (8)(a)(ii) Form of Amendment Four to Participation Agreement by and Among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated.

          (8)(d)(iii) Form of Amendment Six to Participation Agreement by and
                      among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company.

          (8)(e)(iv) Form of Amendment Eight to Participation Agreement among Morgan Stanley Universal Funds, Inc., Van Kampen American Capital Distributors, Inc., Morgan Stanley Asset Management Inc., Miller Anderson & Sherrerd, LLP, American General Life Insurance Company and American General Securities Incorporated.

          (8)(g)(iii) Form of Amendment Five to Participation Agreement among
                      American General Life Insurance Company, American General Securities Incorporated, SAFECO Resource Series Trust and SAFECO Securities, Inc.

          (8)(h)(iv) Form of Amendment Seven to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management Inc., American General Life Insurance Company and American General Securities Incorporated.

          (8)(p)(ii) Form of Amendment No. 1 to Participation Agreement by and between American General Life Insurance Company, Ayco Asset Management and Ayco Series Trust.

          (8)(q)(ii) Form of Amendment No. 1 to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund, Fidelity Distributors Corporation and American General Life Insurance Company.

          (8)(r)(ii) Form of Amendment No. 1 to Amended and Restated Participation Agreement by and between Variable Insurance Products Fund II, Fidelity Distributors Corporation and American General Life Insurance Company.

          (8)(t)(ii) Form of Amendment No. 1 to Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series.

          (8)(x)(ii) Form of Amendment No. 1 to Administrative Services Agreement by and between Ayco Asset Management and American General Life Insurance Company.

          (10)(d)     Specimen form of product specific Service Request Form.

          (10)(f) Specimen form of Variable Universal Life Insurance Supplemental Application.

     2.  Other Exhibits

          2(a) Opinion and Consent of Pauletta P. Cohn, Deputy General Counsel of American General Life Companies.

          2(b) Opinion and Consent of American General Life Insurance Company's actuary.

          6           Consent of Independent Auditors.

                                      E-2